EXHIBIT 99.5

GLENCAIRN GOLD CORPORATION INITIAL ANNUAL INFORMATION FORM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 DECEMBER 19, 2003 6 Adelaide Street East, Suite 220 Toronto, Ontario M5C 1H6

GLENCAIRN GOLD CORPORATION
REVISED INITIAL ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

ITEM	DESCRIPTION	PAGE NO.

2.	CORPORATE STRUCTURE	3

3.	GENERAL DEVELOPMENT OF THE BUSINESS	4

4.	NARRATIVE DESCRIPTIONS OF THE BUSINESS	12

5.	SELECTED CONSOLIDATED FINANCIAL INFORMATION	45

6.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION	46

7.	MARKET FOR SECURITIES	48

8.	DIRECTORS AND OFFICERS	48

9.	ADDITIONAL INFORMATION	50

GLOSSARY OF MINING TERMS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in this annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this annual information form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

COST ESTIMATES

        “Total cash cost” figures and “cash operating cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing, administration and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces produced to arrive at the cash operating costs of production. Total cash costs includes cash operating costs and royalties. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        This initial annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$".

        The high, low, average and closing exchange rates for Canadian dollars in terms of the US dollar for each of the three years ended December 31, 2002, as quoted by the Bank of Canada, were as follows:

	Year ended December 31,

	2002	2001	2000

High	$1.61	$1.60	$1.56
Low	1.51	1.49	1.43
Average(1)	1.57	1.55	1.48
Closing	1.58	1.59	1.50

(1)	Calculated as an average of the daily noon rates for each period.

GOLD PRICES

        The high, low, average and closing afternoon fixing gold prices in US dollars per troy ounce for each of the three years ended December 31, 2002, as quoted on the London Bullion Market, were as follows:

	Year ended December 31,

	2002	2001	2000

High	$349	$293	$313
Low	278	256	264
Average	310	271	279
Closing	347	277	274

FINANCIAL INFORMATION

        Financial information in this initial annual information form is presented in accordance with Canadian generally accepted accounting principles.

GLENCAIRN GOLD CORPORATION

ITEM 2
CORPORATE STRUCTURE

        Glencairn Gold Corporation (“Glencairn” or the “Company”) was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated April 22, 1987 under the name Glencairn Explorations Ltd. Glencairn changed its name to Glencairn Gold Corporation pursuant to articles of amendment dated September 30, 2002.

        The Company’s head office is located at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6.

        The following chart illustrates the Company’s principal subsidiaries (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company:

[GLENCAIRN GOLD CORPORATION
(ONTARIO)

GRAPHICAL REPRESENTATION OF CORPORATE STRUCTURE]

As used in this initial annual information form, except as otherwise required by the context, reference to the “Company” or “Glencairn” means Glencairn Gold Corporation and the Subsidiaries.

ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

        Glencairn was inactive from 1998 to July 2001. Pursuant to an agreement dated July 28, 2001, Glencairn indirectly acquired a 100% working interest in two four-post mineral claims consisting of 16 units located in the Skeena Mining Division, Unuk River Mineral District in the Province of British Columbia (the “Doc Property”). As consideration for the acquisition, Glencairn issued 2,500,000 Glencairn common shares, paid $42,100 in cash and granted a 2.5% net smelter return royalty in respect of the Doc Property to the vendors.

        On August 23, 2001, the Company completed a private placement of 1,900,000 common shares for gross proceeds of Cdn$475,000. Pursuant to an option agreement with Northern Empire Minerals Ltd. and Stornoway Ventures Ltd., Glencairn earned an interest in the Aviat North and South properties in the Melville Peninsula, Nunavut, by expending the proceeds from the financing on the properties. On September 12, 2002, these property interests were converted into 365,385 common shares of each of Northern Empire Minerals Ltd. and Stornoway Ventures Ltd.

        On September 5, 2002, the Company completed a private placement of 4,813,000 units, each unit consisting of one Glencairn common share and one-half of a common share purchase warrant for gross proceeds of Cdn$2.4 million. The Company raised these funds to acquire interests in mining properties and for working capital.

        On October 31, 2002, the Company acquired a 100% interest in the Bellavista property located in Costa Rica (the “Bellavista Property”) through the acquisition of all of the issued and outstanding common shares of Wheaton River Holdings Ltd. (renamed Glencairn Holdings Ltd. (“GHL”)) from Wheaton River Minerals Ltd. (“Wheaton River”) in consideration for the issuance of 750,000 Glencairn common shares and Cdn$250,000. The Bellavista Property is located 70 kilometres northwest of the city of San Jose, Costa Rica. The Company has made a positive production decision in respect of the Bellavista Property, subject to obtaining the necessary financing.

        On June 30, 2003, Glencairn announced that it had entered into a letter agreement to effect a business combination (the “Business Combination”) with Black Hawk Mining Inc. (“Black Hawk”). Glencairn and Black Hawk entered into a definitive business combination agreement on September 12, 2003 and completed the Business Combination on October 17, 2003. As a result of the Business Combination, Glencairn holds a 95% interest in the Limon gold mine (the “Limon Mine”) in Nicaragua and 100% interest in the Vogel gold property (the “Vogel Property”) in Hoyle Township, Ontario. In 2002, the Limon Mine in Nicaragua produced 55,388 ounces of gold from 314,567 tonnes of ore milled, compared with production in 2001 of 70,351 ounces of gold from 349,415 tonnes of ore milled. Upon completion of the Business Combination, the size of the Company’s board of directors was increased from seven to eight members and the board was reconstituted. Existing directors Kerry Knoll, Ian McDonald, Patrick Mars and John Kalmet were joined by John Bracale and former Black Hawk directors, Colin Benner, Donald Charter and Gordon Bub. The senior management of Glencairn remained in place upon closing of the Business Combination. In connection with the Business Combination, the common shares of Glencairn were listed on the Toronto Stock Exchange (the “TSX”). See “General Development of the Business — Acquisitions — Black Hawk Business Combination”.

        On September 18, 2003, Glencairn completed a private placement of 17,105,632 special warrants for gross proceeds of Cdn$7.7 million. Upon the completion of the Business Combination, each special warrant was deemed to have been exchanged for one Glencairn common share and one-half of a common share purchase warrant for no additional consideration.

        On October 15, 2003, Glencairn completed a private placement of 3,485,553 flow-through units comprised of Cdn$1.6 million. Glencairn plans to expend the proceeds from the offering on the Vogel Property.

        On November 26, 2003, Glencairn completed a private placement of 13,525,000 units, each unit comprised of one common share and one-half of a common share purchase warrant for gross proceeds of Cdn$11.5 million. The Company plans to use the proceeds to begin construction at the Bellavista Property and for general corporate purposes. Construction commenced on December 11, 2003. Glencairn is in negotiations with several banks and other financial institutions to raise the remaining funds necessary to build the Bellavista mine. Bellavista, which has an estimated capital cost of US$26 million (which includes US$730,000 (Cdn$l million equivalent) payable to Glamis Gold Ltd. (“Glamis”) upon the commencement of commercial production at Bellavista) is expected to produce 60,000 ounces of gold per year over a 7-year mine life beginning in early 2005, at an operation cost of US$163 per ounce.

Acquisitions

Black Hawk Business Combination

        On October 17, 2003, Glencairn completed the Business Combination, pursuant to which a wholly-owned subsidiary of Glencairn and Black Hawk amalgamated to form Black Hawk Mining Inc., a wholly-owned subsidiary of Glencairn, and Glencairn issued to former shareholders of Black Hawk one common share for every three outstanding common shares of Black Hawk. In the aggregate, Glencairn issued approximately 47.4 million Glencairn common shares to Black Hawk shareholders in exchange for all of the outstanding common shares of Black Hawk.

Bellavista Property Acquisition

        On October 31, 2002, the Company indirectly acquired an 100% interest in the Bellavista Property by purchasing all of the issued and outstanding common shares of GHL from Wheaton River in consideration for the issuance of 750,000 Glencairn common shares and Cdn$250,000. See “Narrative Description of the Business — Mineral Projects — Bellavista Property”.

Risks of the Business

        The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

        Mining operations generally involve a high degree of risk. Glencairn’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequent liability.

        The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Glencairn or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Glencairn not receiving an adequate return on invested capital.

        There is no certainty that the expenditures made by Glencairn towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Risks Relating to the Business Combination with Black Hawk

        The implementation of the Business Combination pursuant to which Black Hawk became a wholly-owned subsidiary of Glencairn involves the integration of companies that previously operated independently. As a result, the Business Combination will present challenges to management, including the integration of operations, and special risks, including possible liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees. The difficulties that the Company encounters in the transition and integration processes could have a material adverse effect on the revenues, level of expenses and operating results of Glencairn going forward.

Insurance and Uninsured Risks

        Glencairn’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

        Although Glencairn maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Glencairn may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Glencairn or to other companies in the mining industry on acceptable terms. Glencairn might also become subject to liability for pollution or other hazards that may not be insured against or that Glencairn may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Glencairn to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

        All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests. Previous or existing owners or operators may have caused environmental hazards on properties on which the Company holds interests.

        Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations and parties that were engaged in mining operations in the past, including the Company, may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or the more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

        The figures for mineral reserves and mineral resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

        Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Need for Additional Reserves

        Because mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Land Title

        The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

        The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than it. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

        The exploration and development of the Company’s properties, including continuing exploration and development projects and the construction of mining facilities and commencement of mining operations will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. The only source of funds now available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Commodity Prices

        The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations.

        Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

        In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Government Regulation of the Mining Industry

        The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

        The Company’s operations are currently conducted abroad in Nicaragua and Costa Rica and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua or Costa Rica may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

        In 2002, the President of Costa Rica issued a presidential decree which put a moratorium on open-pit mining in Costa Rica. Although this moratorium applies to new projects, and not existing projects that have been approved, such as the Bellavista Property, the decree is indicative that the government of Costa Rica has a negative view of open pit mining.

        Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with varied or other interests.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Labour and Employment Matters

        Production at its mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with its unionized and non-unionized employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries

        The Company is a holding company that conducts operations through foreign subsidiaries, joint ventures and divisions and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

        Glencairn common shares are listed on the TSX. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may affect the price of Glencairn common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Glencairn common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

        As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

        No dividends on the common shares have been paid by the Company to date. The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s earnings, capital requirements and financial conditions.

Dilution to Glencairn Common Shares

        As of November 30, 2003, approximately 103,188,935 Glencairn common shares were issued and outstanding and an additional 30,832,221 Glencairn Common Shares were issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from Cdn$0.23 to Cdn$3.75.

        During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Glencairn common shares with a resulting dilution in the interest of the other shareholders. Glencairn’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Glencairn common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

        The increase in the number of Glencairn common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional Glencairn common shares, the voting power of the Company’s existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

        Sales of a large number of Glencairn common shares in the public markets, or the potential for such sales, could decrease the trading price of the Glencairn common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Dependence upon Key Management Personnel and Executives

        The Company is dependent upon a number of key management personnel, including its President and Chief Executive Officer and its Chairman. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company has entered into employment agreements with certain of its key executives.

Possible Conflicts of Interest of Directors of the Company

        Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the Business Corporations Act (Ontario) and any other applicable law.

History of Losses

        The Company has experienced operating losses during its last three fiscal years, amounting to $189,583 for the year ended December 31, 2002, $273,554 for the year ended December 31, 2001 and $235,120 for the year ended December 31, 2000. The Company’s ability to operate profitably in the future will depend on the success of its principal properties and on the price of gold. There can be no assurance that the Company will be profitable.

Legal Proceedings

        The Company is or may be a party to certain material legal proceedings and is subject to the risks of all these material legal proceedings, which, if decided adversely may have a material effect on its financial or business position or prospects.

Blue Hill Mine Litigation

        Glencairn has recently received formal notice from the State of Maine that it will be filing a complaint against Black Hawk and a third party. A subsidiary of the Company held a 40% interest in a former base metal mining operation near Blue Hill, Maine. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by the major mining company which was the operator and holder of a 60% interest in the operation. Glencairn understands that the State of Maine has provided the notice as a procedural step and that the filing of the complaint is not imminent. The notice indicates that the complaint will allege that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State has indicated that its objective is the additional remediation of the mine site. The entire cost of remediation has been estimated at $10 million. Glencairn believes that it is not responsible for the additional remediation because its subsidiary was fully indemnified by its joint venture partner.

Town of Lynn Lake Tax Litigation

        In 1993, a subsidiary of the Company acquired an interest in the Keystone Gold Mine (“Keystone”) in the Province of Manitoba Pursuant to the terms of an agreement with the Province of Manitoba (the “Townsite Agreement”), the subsidiary could make grants to the local government of Lynn Lake in lieu of taxes. In 1998, the Town of Lynn Lake advised the Company that the Townsite Agreement had been terminated and that the Company owed outstanding taxes.

        In 1999 and 2000, Lynn Lake seized certain equipment to recover approximately $6 million in tax arrears and penalties owed for 1997 through 2000. The Company continues to contest the judgement enforcing the Lynn Lake tax assessment or to vary such assessment so as to reduce the quantum that it owes in tax arrears and penalties. Discussions are continuing with the provincial assessor and, based on discussions to date, the Company anticipates that the assessed value of the property will be reduced significantly.

Handy & Harmon Bankruptcy Litigation

        In May 1997, a subsidiary of the Company, entered into a contract with Handy & Harmon Refining Group, Inc. (“Handy”), a gold refinery company. In 2000, Handy filed for bankruptcy in the United States. Handy has asserted that certain of its creditors, including the Company, received significant preferential transfers that were voidable under the US bankruptcy laws.

        Handy claimed that on or within 90 days before the bankruptcy petition date it had made certain transfers of its property to or for the benefit of the Company, including a transfer of 2,400 ounces of gold in March 2000. In addition, Handy claimed that after the commencement of the bankruptcy proceeding, Handy made transfers of its property to the Company, which were not authorized by the court or under the US bankruptcy laws, including a transfer of gold and silver valued at $700,000.

        The Company has asserted that Handy, as a refiner, did not hold title to any of the property alleged to have been transferred until, as provided by contract, such time as payment was tendered to the Company.

ITEM 4
NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

        Glencairn is an international mining and exploration company that operates the Limon Mine in Nicaragua, holds an 100% interest in the Bellavista Property in Costa Rica and is also engaged in the exploration for and development of gold and silver properties in North and Central America.

Principal Product

        As a result of the Business Combination, Glencairn is a producing gold company. There is a world-wide gold market into which the Company can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

Competitive Conditions

        The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection Requirements

        Glencairn’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production. Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. Glencairn may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted.

Employees

        As at November 20, 2003, the Company had 16 full-time employees in Canada, 405 employees at the Limon Mine and 33 employees at the Bellavista Property. The Company had an average of 13 full time employees in Canada during 2002 who worked in the Company’s Toronto and Vancouver offices. The Company also employed an average of approximately 20 persons during 2002 in Costa Rica to work on permitting and advancing the Bellavista Property.

Foreign Operations Risks

        The Company currently has mining operations in Nicaragua and is constructing a mine in Costa Rica. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted.

Mineral Projects

Limon Mine

        Glencairn holds an indirect 95% interest in Triton Minera S.A. (“TMSA”) which owns and operates the El Limon gold mine concession and owns twelve other mineral concessions, all at the exploration stage, including the La India concession, which features a previously-producing mine. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), a holding company representing the unionized workers of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital has been repaid.

        The following information has been derived from a technical report dated August 12, 2003 entitled “Technical Report on the Nicaragua Properties of Black Hawk Mining Inc. prepared for Glencairn Gold Corporation” (the “Limon Technical Report”) prepared by Roscoe Postle Associates Inc. (“RPA”). William E. Roscoe, Ph.D., P.Eng., Consulting Geologist and Principal of RPA, Graham G. Clow, P.Eng., Principal Mining Engineer with RPA and Michael A. Lalonde, P.Eng., Mine Operations Consultant retained by RPA, authored the Limon Technical Report.

Property Description and Location

Location, Title & Permits

        Glencairn holds interests in 14 mineral concessions in northwestern Nicaragua.

Limon Mine

        From 1994 until the beginning of 2002, the Limon Mine property and the other properties were held as exploitation concessions under the previous mining code. In August 2001, the Nicaraguan government introduced a new mining code (the “Mining Code”). In January 2002, under the Mining Code, the Company converted the old Limon exploitation concession into a new mineral concession. The new mineral concession, named “Mina El Limon”, has a term of 25 years expiring in January 2027, and encompasses exactly the same 12,000 hectare area as the previous exploitation concession. Each mineral concession under the Mining Code is subject to an agreement issued by the government of Nicaragua. Under the Mining Code, all mineral concessions include the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. The Company is required to submit annual reports of its activities and production statistics to the government. The surface taxes payable in respect of the Limon Mine were reset under the Mining Code, resulting in a decrease in taxes from $8.00 per hectare to $0.25 per hectare for 2002. Surface taxes will increase each year, to a maximum of $12.00 per hectare for year 11 and each subsequent year. The surface tax rate for 2003 is $0.75 per hectare, increasing to $1.50 per hectare in 2004.

        The Limon Mine property is located on the El Limon mineral concession covering 12,000 hectares and is located in northwestern Nicaragua approximately 100 kilometres north of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

        TMSA directly owns the surface rights for all of the property upon which are the current mining, milling, tailings and related facilities at the Limon Mine. TMSA also owns a portion of the surface rights for the properties upon which Glencairn is currently conducting exploration activities. As required, TMSA has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place in respect of the Limon Mine.

La India and Other Concessions

        The La India district consist of three mineral concessions located approximately 40 kilometres east of the El Limon concession. The 9,330 hectare La India concession and the 780 hectare Soledad de la Cruz concession are held 100% by TMSA and the 350 hectare Espinito-San Pablo concession is held 40% by TMSA. The other 10 mineral concessions are located between the El Limon and La India districts and to the north of the El Limon concession.

        An initial exploration concession, called the El Limon-La India concession covering 350,000 hectares, was acquired in 1994 under the old mining code. With the exception of the El Limon, Espinito-San Pablo and Soledad de la Cruz concessions, the former El Limon-La India exploration concession encompassed the other currently valid concessions as well as a significant additional area in northwestern Nicaragua. Subsequent to the granting of the original El Limon-La India exploration concession, this concession underwent two reductions in area, an extension of rights and adaptation to a mineral concession under the new Mining Code. The current configuration resulted from a two step sub-division of the original concession into the present smaller concessions and additional reduction of holdings.

        The Espinito-San Pablo property was purchased as an existing exploitation concession from the Colectivo de Pequenos Mineros de la India in 1996 by a joint venture between TMSA (40%) and Mineral Nicarao Ltda (60%), a subsidiary of TVX Gold Inc. (“TVX”) (now a subsidiary of Kinross Gold Corporation). Subsequently the property was adapted to the Espinito-San Pablo mineral concession in 2002 under the new Mining Code.

        Surface rights over 3,649 hectares were acquired jointly by TMSA (40%) and TVX (60%) in 1996.

        The original 17,628 hectare Soledad de la Cruz mineral concession was granted in 2002 under the new 2001 Mining Code. The concession was recently reduced and configured to 780 hectares.

        The Mestiza property, owned by other parties, is a 200 hectare mineral concession located within the La India concession adjacent to the east of the Espinto-San Pablo concession.

Royalties

        IAM Gold Corporation holds a 3% net smelter return royalty on the mineral production from the Limon Mine and any other future production revenue generated from the Limon Mine and other concessions, including the concessions that were formerly part of the original El Limon — La India exploration concession. The Limon Mine is also subject to a 3% net smelter return royalty payable to the Government of Nicaragua.

        International de Comercial S.A. (“IDC”) holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC, a subsidiary of the Company which holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography Limon

Mine

        The property is readily accessed by paved highway to the mine road, which is a 15-kilometre gravel road. The total road distance from Managua is 140 kilometres. Transportation to the Limon Mine is by car or bus.

        The three villages of Limon, Santa Pancha and Minvah, all located within the mine concession, have an aggregate population of approximately 5,000 people, which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of Limon.

        The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from

December through to April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres.

        The Limon Mine concession is in an area of low to moderate relief that offers flat areas for mine infrastructure. Elevations of the mine property range from 40 to 300 metres above mean sea level. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

        In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labourers. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

La India

        The La India district is approximately 140 kilometres northwest of Managua and 45 kilometres in a direct line east of the El Limon mill. The village of La Cruz de La India, located at the south end of the India concession, is on a paved highway that traverses the southern limits of the La India district concessions; the road distance to the El Limon mill is approximately 70 kilometres. Travel within the La India concessions is by unimproved dirt roads. Distances from the veins to the highway are generally less than 5 kilometres. A paved road provides access to the Soledad de la Cruz concession.

        The local population is estimated at 7,000 inhabitants with 3,000 of these living in La Cruz de La India. A power line follows the highway and supplies electricity to the village and homes located along the way. Water for La Cruz de La India is supplied from a well located one kilometre northeast of the village. Local surface topography and an annual rainy season would facilitate construction of a water-holding pond to support a modest sized mining operation.

        The district is part of the Nicaraguan highlands lying just east of the Nicaraguan depression, and is a hilly area of moderate to steep relief with elevations ranging from 350 metres to 800 metres above sea level. Vegetation consists of grass, brush and sparse tree cover. Terrain consists of relatively steep, rocky hills with spotty bush and grassy valleys between the hills. Agriculture consists of cattle raising, rice and grains, plus cultivation of corn, wheat, vegetables and fruits for household needs.

Other Concessions

        The other 10 mineral concessions have road access that varies from good to poor using a combination of paved roads, moderate to good gravel roads and dirt tracks suitable for four-wheel drive vehicles. Access is adequate for exploration work during most of the year with some restrictions during the rainy season.

History

Limon Mine

        Gold mining in the Limon district began in the late 1800s and commercial production began in 1918. Production from the Limon Mine has been almost continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 180 tonnes per day and increased to 315 tonnes per day.

        In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

        The Limon Mine was again privatized in April 1994, at which time Triton Mining Corporation (“Triton”), a subsidiary of the Company, acquired control of the Limon Mine through Minera de Occidente S.A. (subsequently renamed TMSA).

        An agreement with IMISA was reached whereby IMISA will not make cash contributions toward the amount required to fund the working capital and capital expenditures of the Limon Mine. Triton provided 100% of the required funding and recovers the portion funded on behalf of IMISA by withholding 25% of IMISA’s 5% entitlement to net profits (through its 5% equity interest in TMSA) until the full amount of any working capital or capital expenditures has been recovered. In 1998, Black Hawk acquired 95% interest in the Limon Mine through the acquisition of Triton. Production from May 9, 1994, when Triton took possession of the Limon Mine, to the end of 2002 totaled 447,000 ounces from 2.6 million tonnes of ore.

        In October 2002, approximately two-thirds of the unionized employees at the Limon Mine went on illegal strike. On February 11, 2003, the striking workers returned to work and a new collective bargaining agreement was signed resolving the labour disruption. The new collective bargaining agreement has a two-year term and is subject to a wage re-assessment in February 2004.

        On October 17, 2003, Glencairn indirectly acquired the Limon Mine pursuant to the Business Combination.

La India

        The La India gold vein was discovered in the 1930s and the La India mine was brought into production in 1938 by Compania Minera La India. Noranda Mines Limited subsequently acquired the mine and kept it in operation until 1955. The La India Gold District has produced some 1.7 million tons at an average grade of 0.39 ounces of gold per ton of gold, from which 576,000 ounces of gold were recovered during the 17 years of operation. The production was primarily from La India and America-Constancia veins, which were mined to a depth of 200 metres.

        The property was nationalized in 1979 and the Nicaraguan Government through Corporacion Nicaraguense de Minas (INMINE) began to explore the area in 1983 with the assistance of Soviet technical advisors. From 1983 to 1991 they explored a 150 square kilometre area and apparently evaluated more than 75 veins. The exploration program entailed geology, geochemistry, geophysics, trenching and diamond drilling.

        The La India district was included in the original El Limon-La India exploration concession acquired in 1994 by Triton. TVX had an option/joint venture agreement with Triton from 1996 to 1997 on a 110 square kilometre area over the district. TVX spent $1.5 million dollars on exploration that included mapping, satellite and aerial photo interpretation, over 12 kilometres of trenching, cleaning 3,000 metres of underground workings, 2,118 metres of diamond drilling, and 3,440 rock and core samples. TVX retains a 60% interest in the 350 ha EspinitoSan Pablo concession and in the surface rights acquired in the La India area.

        The La India area was included as part of the letter of intent for an option/joint venture arrangement with Newmont Overseas Exploration Limited (Newmont) that lasted from 2000 to 2002. Newmont field crews completed a mapping, prospecting and sampling program over the district. Detailed soil sampling and 970 metres of trench sampling were also conducted over the inactive small miner surface workings located on the Soledad de la Cruz concession.

        Over the decades local artisan miners, called “guiriceros”, have been active in the sector, using manual grinding and mercury to process and recover gold from material obtained from rudimentary surface workings, scavenged from the old mine workings and even alluvial sediments.

        In 1999, the Company completed an internal scoping study on the development of La India. The development scenario included the La India, Tatiana, and America veins.

Other Concessions

        The only records of commercial production within the 10 other concessions are for the mining at Mina de Agua and Rincon de Garcia that was run as an extension of Noranda’s El Limon operations. The ore from these mines was trucked 22 kilometres south for processing in the El Limon mill. This area was initially identified in the 1860s, and rediscovered in 1967.

        Gold production by guiriceros has been carried out for decades in various areas throughout northwestern Nicaragua.

        Noranda conducted gold exploration over various parts of the present concessions during the 1960s and 1970s that included mapping, prospecting, geochemistry, and locally trenching and drilling. The Nicaraguan government undertook site specific exploration activity such as the work at Mina de Agua and Rincon de Garcia in the 1980s. The Company was active from 1994 through to 1997, and more recently, under a letter of intent with the Company, Newmont from 2000 to 2002. Newmont’s program was focussed primarily on bulk mineable gold targets that included a combination of reconnaissance work and prospect specific geophysics and drilling at Bonete. The drilling did not find a source for the widespread gold-bearing quartz boulders identified at Bonete.

Geological Setting

        Nicaragua can be divided into three major terranes. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

Limon Mine

        The Limon Mine, located along the eastern edge of the Nicaragua graben, is within an area of low hills that is in contrast with the level plain of the graben. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent deposits of ash and alluvium. The Limon Mine concession and the La India concessions are underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua.

        Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies. Several generations of mapping in the Limon Mine district have roughly divided the Coyol Group rocks into locally mappable units, which from lowest to highest in section are as follows:

•	interstratified, intermediate composition, massive porphyry flows and coarse volcanoclastic rocks

•	intermediate to felsic flows, domes and minor tuffs and epiclastic rocks

•	weakly stratified, intermediate to felsic tuffs and epiclastic rocks

•	massive to flow-banded, intermediate porphyritic flows

        The above units appear to be conformable with strata generally striking east to northeast and dipping gently south with local variability common.

        A relatively flat-lying and younger volcanic package unconformably overlies the previously described sequences. This younger unit occurs in the southern half of the concession and consists mainly of breccias and conglomerates with clasts of the underlying units. Age dating would be required to ascertain if this younger sequence is part of the Coyol Group.

        Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The most abundant faults strike northeast and dip moderately to steeply either northwest or southeast. A second group of faults strikes north to west-northwest dipping steeply east to northeast. Apparent displacements on these faults are tens to several hundreds of metres.

La India

        The La India district (consisting of La India, Espinito-San Pablo and Soledad de la Cruz concessions) is characterized by eroded stratovolcano vent areas. Volcanic rocks of calc-alkaline affinity vary in composition from andesite to rhyolite. Andesitic flows and tuff breccias are the predominant rock types in the La India district. The volcanic suite is considered to be part of the Lower Coyol Group of Miocene-Pliocene age.

        Volcanic rocks can be divided into a lower, regionally propylitized andesite package and an upper, unaltered andesite package. Other rock units include purple-weathering dacite flows, domes, and pyroclastic aprons, and, flow-banded and spherulitically devitirified, rhyolite flows and domes. Volcanic rocks exhibit a continuous gradation in phenocryst assemblage from pyroxene and plagioclase-bearing andesites, through hornblende and quartz-bearing dacites, to siliceous aphyric rhyolites.

        Rhyolite flows and tuff breccias surround volcanic domes of similar composition in several areas on the property. The core of the La India district is marked by a resurgent subvolcanic andesite intrusion (plagioclase plus pyroxene plus hornblende).

Other Concessions

        There are no detailed geological maps for the other concessions; the level of geological information is limited to the published government regional maps at 1:50,000 scale.

        The 10 concessions included in this section are all underlain by the Tertiary volcanic suites of the Matagalpa and Lower Coyol groups. The older Matagalpa Group is dominated by intermediate to acid pyroclastic rocks. The Lower Coyol Group is characterized by basic lavas near its base overlain by dacite, rhyodacite and rhyolite flows, tuffs and ignimbrites. Small acid and basic subvolcanic intrusives of approximately the same age as the volcanics occur throughout the area.

        The Villanueva and Bonete-Limon concessions lie within or along the western limit of the Nicaragua graben. The Tertiary volcanic suites are in places overlain by Recent and Quaternary volcanic and sedimentary units that fill the graben.

Exploration

Limon Mine

        During the past several years, the exploration programs that the Company conducted were principally diamond drilling programs, designed to explore targets and reserve extensions located mainly in the vicinity of active mining operations.

        At the Limon Mine, the Company used an exploration team of local Nicaraguan geologists, technicians and support personnel. This team was directly responsible for the exploration programs within the Limon Mine concession and at the other mineral concessions held by the Company in Nicaragua. The Company contracted outside services, particularly for geophysical surveys and certain geological specialties, to independent consultants as required. In particular, Black Hawk engaged the services of Dr. J. Hedenquist, Ph.D., an international consultant specializing in epithermal gold deposits, who confirmed the exploration potential of the Limon gold district for both vein extensions and new vein systems. Recommendations of Dr. Hedenquist provided the basis for the re-vitalized, district-scale exploration program within the Limon Mine concession that the Company launched in the second quarter of 2002. Field activities included geological and structural mapping, grid soil geochemistry, prospecting, trenching, sampling and drill testing.

        The Company has identified nine exploration areas within the Limon Mine concession that were to be tested either by drilling or further service work. These targets are described below.

1.	The Sta. Rosa-Uval area, located three kilometres south of the Limon Mine mill, has three steeply dipping, northeast trending structures identified as high priority areas for additional drill testing. Several groupings of quartz breccia boulders with high-grade gold values are located along the surface trace of two of the structures that also have associated quartz stringers with sporadic gold and silver values of up to 0.5 grams of gold per tonne and 8.5 grams of silver per tonne, respectively, in trenches and shallow drill holes. The alteration and weak mineralization encountered at Sta. Rosa-Uval is comparable to that seen above the production levels within the -18-

structure that hosts the Talavera Sur and Ligia gold vein deposits. The third target is inferred from coincident gold anomalies of up to 1,800 parts per billion gold. This area also has a few, scattered quartzbreccia boulders.

2.	The Church Hill target is a potential fault offset of the Pozo Bono gold vein deposit near the Limon Mine mill and office site. Pozo Bono widens at the south end of the Limon vein system, from which about 0.5 million ounces of gold have been mined in the past. At the south end, Pozo Bono is cut off by a northeast trending fault. An area of veinlets with clay alteration suggests that the Pozo Bono structure may be offset down and to the northwest. The Company plans to test this target by drilling below the veinlets and alteration.

3.	The northern end of the Limon vein system has been traced by old drill holes several hundred metres to the north of the last producing area. Poorly developed quartz stringers in large blocks of volcanic rocks further north of these holes suggest a possible grassroots target.

4.	The south extension of the Santa Pancha vein that was mined in the past may be offset to the west by a fault, as suggested by recent drilling and mapping.

5.	The San Gil target consists of several groupings of quartz vein and quartz breccia boulders with values up to 15 grams of gold per tonne. The presence of opaline alteration overlying kaolinite clay alteration suggests that the present erosion surface is at the paleo-water table, which is at or just above the favourable level for economic gold veins.

6.	The Babilonia South target is located west of the known Babilonia vein. An old drill hole encountered quartz veining with interesting gold values that merits further investigation.

7.	The Pitahaya area consists of silica (opal and chalcedony) and argillic alteration, suggesting a high level in an epithermal system. This is a grassroots prospecting target.

8.	The Taguistepe target is west-southwest and on trend with the Talavera vein system and on surface was identified by linear trends of silicification. Initial drilling encountered broad areas of argillic alteration with minor quartz stringers.

9.	A zone of calcite stockwork with minor quartz located between 200 metres and 300 metres south of the Talavera Sur vein presents a target for follow-up. Also present in the vicinity is a grouping of quartz vein boulders with gold values.

        In 2002, the Company expended $0.73 million on exploration, compared to expenditures of $0.7 million in each of 2001 and 2000.

La India

        There are no ongoing exploration programs underway at this time on the La India, Espinito-San Pablo and Soldedad de la Cruz concessions. The most recent exploration activities were conducted by Newmont from 2000 to 2002.

Other Concessions

        An exploration program consisting of mapping, prospecting and rock sampling was initiated by the Company in February 2003 to evaluate those concessions that have limited exploration information. To date, field activities have concentrated on the Sauce 1, 2, 3 and 4 concessions and will continue during the remainder of 2003 on certain other concessions. A preliminary report on the findings for Sauce 1 is pending. Field work on the Sauce 2 concession did not find anything of immediate exploration interest.

        Three quartz veins were identified within the Sauce 4 concession that have been traced for 200 metres to 600 metres along strike; they each have variable widths that range from 0.3 metres to 4 metres. Surface rock samples have returned gold values from trace to 2,000 parts per billion. Wallrock alteration consists of a stockwork of quartz stringers with iron oxides. Four separate zones of silicification with iron oxide and an area of clay alteration were also noted in Sauce 4.

        Silicified boulders with no readily identifiable source and areas of argillic alteration were observed in the Sauce 3 concession.

        Based on the preliminary results, Glencairn considers that follow-up exploration is warranted for both the Sauce 3 and 4 concessions. Assessment of the Sauce 1 Concession is ongoing.

Mineralization

        Gold mineralization in the Limon Mine and La India districts is typical of low-sulphidation, quartzadularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep.

        To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from vein and vein-breccia deposits hosted in linear structural features; only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported in northwestern Nicaragua. Mineral showings or deposits for other metals are not known in the area.

Limon Mine

        Gold mineralization in the Limon district is typical of low-sulphidation, quartz-adularia, epithermal systems. All known mineralization is structurally controlled and forms veins that occupy pre-existing fault structures and extensional openings formed during mineralization. The veins are quartz dominant with lesser and variable quantities of calcite and minor adularia. Pyrite is the predominant sulphide with a content of less than two percent. Trace amounts of chalcopyrite, sphalerite, arsenopyrite, altaite, gold tellurides and native gold are also reported to occur. Gold is present in both the banded quartz and the silicified breccias that form the veins. Gold is very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins; no visible gold has been reported to date on the Limon Mine concession.

        The productive vein systems are approximately one kilometre to over two kilometres long with vein widths from less than one metre to 25 metres. Individual ore-shoots within the veins range from 60 metres to 450 metres long horizontally and from 40 metres to 290 metres vertically. Strike orientations vary from north-northwest through northeast to east-west, and dips are from 40 degrees to near vertical. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

        The gold-bearing veins and attendant alteration are hosted within volcanic flows, volcanoclastic strata and possibly hypabyssal intrusions of the lowest volcanic unit. The other three gently dipping units are variously altered by the same hydrothermal fluids that deposited the gold veins; locally quartz stringers with low gold values are found in the massive porphyritic andesite flows that immediately underlie the unconformity contact with the youngest flat-lying unit. The youngest volcanic unit appears to post-date gold mineralization because no veins or vein-related alteration has, as yet, been identified within this unit.

        The most extensive areas of argillic and quartz alteration form a corridor that crosses the Limon Mine concession along a roughly west to east trend; this alteration corridor is mostly located to the south of the Talavera, Limon and Santa Pancha Panteon vein systems and is partially capped by the young, flat-lying volcanoclastic unit. Much of this alteration is part of the upper, near-paleosurface component of the low-sulphidation epithermal system that formed the productive gold veins. Preliminary mapping indicates the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies combined with the presence of auriferous quartz vein boulders and silicified, steeply inclined structures are indications of exploration potential for the discovery of new gold-bearing vein systems along this corridor.

La India

        The La India district encompasses a large number of narrow gold-silver bearing, epithermal quartz vein systems. The principal mineralized structures form a group of northwest striking and steeply dipping veins within an area approximately 5.0 kilometres long and 2.5 kilometres wide. A set of secondary veins is present that have a predominantly east-west strike. The principal veins vary in width from less than 1 metre to 3 metres with occasional short intervals of wider vein development. The gold mineralization is generally distributed as ore shoots within the more continuous host structures. High-grade (>10 g/t) gold values occur in the veins; gold values in the associated silicified breccias are highly variable and to date not sufficiently consistent to mine. Gold values in the wall rock are generally less than 1.0 g/t. Silver values are too low to be economically important.

        The veins consist predominantly of quartz with much smaller amounts of carbonate, predominantly calcite. Visible gold has been reported as very fine flakes or filaments in cracks or cavities in the veins. Sulfides occur in amounts less that 1% and include pyrite, chalcopyrite and at times galena, sphalerite and secondary copper minerals. Iron and manganese oxides are found in the zone of oxidation. Silicified hydrothermal breccias are associated as extensions to several of the veins including La India and Tatiana. Wall rock alteration to the veins includes discontinuous quartz stockworks, minor pyrite and more extensive propylitic alteration. Locally the stockwork extends in excess of 50 metres from the veins.

        A second style of alteration and mineralization is recognized. Broader areas (e.g. several square kilometres) of mixed silicification and argillic alteration with local development of quartz stockworks, fine-grained disseminated pyrite and variable development of hematite-coated fracture occur along the margin of some of the rhyodacite domes. These mineralized domes are distributed marginal to the central vein district. Results of Newmont sampling of several different locations varied from trace gold values to 1.4 g/t over 64 metres (Trench 1) of the guirisero workings in the Soledad de la Cruz concession. Trenching by Newmont appears to limit the extent of this mineralization. Trench 2 located 110 metres to the west gave 0.60 g/t gold over 32 metres; Trench 4 located 90 metres to the east gave 1.02 g/t gold over 56 metres; and on strike 85 metres east Trench 7 had 0.29 g/t gold over 10 metres.

Other Concessions

        Historical gold production and small miner activity at Mina de Agua, Rincon de Garcia, Cerro Quemado and La Grecia involved narrow gold-quartz epithermal vein systems of the same style described for El Limon and La India. The Mina de Agua and Rincon de Garcia veins are accompanied by a stockwork of quartz veinlets and moderate to weak clay alteration that extend up to 14 metres into the adjacent volcanic wall rock. Sulphides, primarily pyrite, occur as less than I%, and near surface are oxidized to iron oxides.

        The Cerro Quemado area is located 45 kilometres northwest of the El Limon mine. It includes a 24 square kilometres area with a number of mineralized structures that have been mined intermittently by small miners. Individual structures are from 100 metres to over 1,000 metres long. Mineralized quartz veins and vein breccias found in the host structures are generally narrow, less than 2 metres, and highly variable with local wider segments. Strike orientations range from west-northwest to northeast; dips are generally steep (>75°). Many of the veins are accompanied by clay alteration, with minor stockwork (quartz-iron oxide stringers) development, extending from a few metres and up to 25 metres away from the structure. Very fine-grained flakes of gold have been observed. Gold values of 3.0 to >30 g/t gold are reported for trench and drill hole samples over intervals varying from 0.3 metres to 3 metres. Lower grade gold values are erratically distributed in the wall rock alteration zones. Silver is present but not economically significant.

        Two mineralized quartz veins have been reported for La Grecia; there is very little descriptive information for this prospect. La Grecia is 75 kilometres northeast of El Limon in a direct line, and considerably further by road.

        The presence of known precious metal mineralization or small miner activity provided the primary criteria for identifying areas with exploration potential. Newmont’s regional stream and rock geochemical data for gold and silver, combined with Triton’s earlier work, is another part of the information base used by Black Hawk to select the areas retained as current mineral concessions.

Drilling

Limon Mine

        Approximately 15,600 metres of underground and surface diamond drilling were completed in 2002, compared to 14,800 metres in 2001 and 13,400 metres in 2000. The focus of the drilling program since 2000 has been on resource definition for conversion to mineral reserves and the testing of some exploration targets.

        Drill core is logged for geology, core recovery and for geotechnical observations (only for zones with mineral resource potential), all information is recorded on hand written logs. Photographs are taken of all exploration drill core. Key information is summarized in a digital database.

Sampling and Analysis Limon

Mine

        Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Core site varies from NQ for most surface holes to BQTK for most underground holes. RPA stated that drill core recovery at the Limon Mine was generally very good. All samples are taken by or under the supervision of a geologist.

        Mineralized drill core intervals to be sampled are identified and marked by the geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into unmineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

        Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.

        RPA was of the opinion that the drill hole and underground sampling procedures employed by TMSA conform to industry standards.

        Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes or supervises the taking of all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not used for resource estimation.

        Rock and core samples are crushed, pulverized and fire assayed for gold and silver on-site at the Limon Mine laboratory. There are separate crushing and pulverizing circuits for the mine grade control samples and exploration samples.

        The Limon Mine lab is not set up to do sample preparation or analysis for stream sediment and soil samples or multi-element suites. These types of sample preparation and analytical work is sent out of country to independent commercial laboratories.

Security of Samples Limon

Mine

        All assays used in the Limon Mine mineral resource and reserve estimates were done at the Limon Mine laboratory. Quality control includes the use of blanks, duplicates, standards and internal check assays by the Limon

Mine laboratory, and external check assays performed at ACME Analytical Laboratories Ltd. (“ACME”) of Vancouver, B.C., Canada, are conducted independently by the exploration group and the lab manager. The lab currently uses two standard samples with the assay values certified by an external laboratory, Lakefield Research Limited (“Lakefield”). The very fine-grained nature of the gold in the Limon Mine district greatly reduces sampling and assay variability related to coarse gold (i.e. “nugget effect”) and allows for good reproducibility of assays. To date no visible gold has been reported for the property.

        The quality assurance procedures and assay protocols followed by Black Hawk for underground and drill core samples at the Limon Mine were reviewed in previous years by independent consultants and found to conform to industry accepted practices.

        Samples were handled only by the Company and TMSA authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured and guarded drill logging and sampling area within the mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

        Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Mineral Resources

Limon Mine

        The following tables set out the estimates of mineral reserves and mineral resources at the Limon Mine as of April 30, 2003.

Proven and Probable Mineral Reserves(1)(2)(3)

	Tonnes	Gold Grade g/t	Contained Ounces

Talavera
Proven	201,000	6.2	40,100
Probable	685,700	5.9	130,800

Total	886,700	6.0	170,900

(1)

The mineral reserve estimates for the Limon Mine set out in the above table were supervised by Daniel Goffaux, P.Eng. and Michael Gareau, P.Geo., employees of the Company and qualified persons in compliance with National Instrument 43-101. The mineral reserves are classified as proven mineral reserves and probable mineral reserves and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 (“CIM Standards”).

(2)

The Limon Mine mineral reserves were estimated using traditional polygonal methodology and are based on geological information and sample assay from underground openings and diamond drill core. The gold price for the mineral reserve estimation is US$325 per ounce of gold. The cut-off grade of 3.65 grams of gold per tonne is based upon historical metal recovery for the mine together with operating cost estimates.

(3)	Dilution and mining losses are incorporated in both the proven and probable mineral reserves. Mining recoveries average about 86.8%.

        In RPA’s opinion, the mineral estimation method and procedures were reasonable for the Limon Mine and were within industry standards. RPA did identify minor problems that it concluded did not have a material effect on the overall mineral reserve estimate. For example, prior to 2003, the underground chip sampling results were averaged over the block strike length of 20 metres to 30 metres and individual face samples not taken out to a 2.4 metres true vein width before averaging. It is the average true vein width over the block strike length that was taken out to 2.4 metres, to which 0.6 metres of dilution was added. This may result in slightly underestimating the average vein width and overestimating the grade in some blocks. This minor problem was corrected for chip sampling compilations in 2003, and should have only an immaterial effect on the overall reserve estimates.

Indicated and Inferred Mineral Resources (1)(2)(3)(4) (Excluding Mineral Reserves)

	Tonnes	Gold Grade g/t	Contained Ounces

Talavera
Indicated	37,000	7.3	8,700
Inferred	290,300	7.9	73,300
Santa Pancha
Inferred	539,400	7.1	123,200

(1)

The mineral resource estimates for the Talavera deposit set out in the above table were supervised by Daniel Goffaux, P. Eng. and Michael Gareau, P. Geo., employees of the Company and qualified persons in compliance with National Instrument 43-101. The mineral resource estimate for the Santa Pancha deposit set out in the above table was supervised by Michael Gareau, P. Geo., an employee of the Company and a qualified person in compliance with National Instrument 43-101. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.

(2)	The mineral resources were estimated using a cut-off grade of 4.5 grams of gold per tonne.
(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

La India

        The following table sets out the historical estimates of mineral resources at the La India concession as of December 31, 2002.

Indicated and Inferred Mineral Resources (1)(2)(3)

	Tonnes	Gold Grade g/t	Contained Ounces

Indicated	775,400	8.2	205,300
Inferred	1,123,500	9.3	336,000

(1)

The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM classifications of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources in the Russian-Nicaraguan study. Roscoe Postle Associates Inc. considers these classifications for the La India mineral resources, which should be considered historical estimates, as appropriate.

(2)	The mineral resources were estimated using a cut-off grade of 4.5 grams of gold per tonne.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining Operations

Mining Method

        The major supply of ore, since the 1980s has been from the open pit mines on the Limon vein; however, the Talavera underground operations began supplying an increasingly larger proportion of the mill feed, at a higher grade. In 1999, the open pits were closed due to depleted resources at the end of the 1980s and all of the ore extracted was from the underground operations.

        At Talavera, a ramp was driven from surface to the 91 metre and 100 metre levels in 1991 and driven down to the 300 metre level in 2002.

        The ramp system branches at the 135 metre level into both a west and east ramp. The west ramp provides access to the Talavera II, Oeste and Talavera Sur veins. The east ramp provides access to the Talavera Principal, Talavera Este and Ligia veins. The east ramp is also planned to provide access to the Santa Emilia, and Veta Nueva veins.

        The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. Stopes are backfilled with unconsolidated development waste. Development is top down, so sill pillars are left at regular intervals.

        The Talavera mining operation is fully mechanized. It uses trackless equipment that includes eleven articulated haul trucks, each of 15-tonne capacity, four pneumatic jumbos and one hydraulic electric jumbo, four sixyard production scooptrams equipped with remote controls, four 31/2-yard development scooptrams as well as a number ground support and service vehicles. Production drilling is performed with two “In The Hole” (ITH) pneumatic long hole drills and two top hammer long hole drills. The mine equipment is adequate to support the current 1,150 tonnes per day operation. Ore is transported from the stopes to the surface via ramps and dumped on a stockpile on the surface where it is reloaded on road trucks to be hauled approximately four kilometres to the Limon Mine processing plant. The raises provide the necessary ventilation to the mine, as well as emergency escape routes.

        The Company prepared the primary stopes by developing sub-levels in the vein at 25 metre intervals from an access drift driven in the footwall parallel to the vein. From the access parallel drift, crosscuts are driven on approximately 60 metre centers to the ore and the sub-level is opened up from the footwall to the hanging wall of the vein. An undercut is developed in both directions from the crosscut, while an uppercut is prepared in the same manner on the upper level at a vertical distance of 25 metres. This leaves 21 metres from the back of the lower level to the floor of the upper level. A slot connecting both levels is then cut at each end of the stopes. The slot raises are driven using the ITH drill and the “Drop Raising” method, which consists of drilling long holes from the uppercut to the undercut and blasting in a retreat fashion. The slot raises are advanced an average of 3.2 metres per blast. Slot raises are 2.2 metres square in section. Typical stope preparation takes approximately two months to complete, once access to the block is available.

        Stope production begins with ore blasted in vertical slices using the slot as the free face. Remote control scooptrams are used as the stopes are mined longitudinally without draw points to minimize development. The minimum stope width is 3.0 metres. The blasting pattern is 1.2 metres by 1.5 metres with the outside holes drilled 0.30 metres inside the hanging wall and footwall contacts. The equipment used is the ITH rig, drilling 98.4-millimetre diameter holes. Backfill with unconsolidated development waste begins as soon as the stope has been opened over a length of 30 metres in order to reduce dilution due to wall sloughing.

        As the ramp deepens, new stopes are developed underneath previously mined blocks. Sill pillars are thus required to allow access to new, lower ore blocks. In this case, the upper level of the lower block is developed 15 metres below the main haulage level of the upper block, leaving an eleven-metre pillar. This pillar is mined over the backfilled lower stope (i.e. after the extraction and backfilling of both the upper and lower blocks) by a sublevel retreat method employing holes drilled upward, removing the blasted ore with remote controlled scooptrams. Depending on the ore thickness, a remnant pillar may be left for support, varying between three metres and five metres, but rarely more than three metres. The slot raise in this method is driven as a conventional raise. Drilling of the pillars is done with the top hammer drills drilling holes of 63.5 millimetres or 76.2 millimetres.

Metallurgical Process

        Mine ore is stockpiled in front of the primary crusher by front-end loader. The ore is dumped into the 36-tonne capacity dump hopper feeding the crusher that is fitted with a stationary grizzly to limit the top size to the crusher. A variable speed apron feeder draws the ore from the dump hopper at a nominal rate of 55 tonnes per hour to feed the primary jaw crusher. Crusher operation is programmed 24 hours per day. The crusher produces a minus 150 millimetre crushed ore product. The crusher discharge conveyor delivers the ore to the crushed ore stockpile located near the SAG mill feed hopper via a plough and chute.

        A variable speed belt feeder draws the ore from the SAG mill feed hopper at a nominal rate of 42 tonnes per hour onto the SAG mill feed conveyor, which then delivers it to the SAG mill. The SAG mill discharge fines are combined with the discharge from the ball mill in the cyclone feed pumpbox. Lime is also added to the cyclone feed pumpbox. A cyclone feed pump feeds the mill discharges to three operating hydrocyclones. The cyclone underflow moves by gravity to the ball mill feed chute. Water is added automatically to the cyclone feed pumpbox to maintain a setpoint cyclone feed density. A vibrating screen cleans the cyclone overflow of trash before it flows to the thickener tanks.

        Approximately 36 hours of leach residence time is provided by the three leach tanks. The feed to the leach tanks from the thickener underflow tanks is at a density of 40 — 45% solids. The leached slurry overflows from a leach tank into the carbon-in-pulp (“CIP”) carousel circuit comprising six tanks on a step down elevation gradation to allow the slurry to gravity flow. Carbon is moved every two days by pumping out the slurry to the loaded carbon vibrating screen. The loaded carbon batch from the loaded carbon screen is collected in the acid wash tank to clean the carbon of calcium and other inorganic contaminants. After acid washing, the acid is neutralized and the alkalinity is increased. The carbon batch is then advanced to the carbon stripping vessel. Following stripping, the carbon is washed with water to cool the carbon and to recover all of the gold bearing solution. Washed and stripped carbon is then regenerated in a standard rotary kiln and returned to the CIP circuit.

        The pregnant solution is circulated through the electrowinning cell then back into the pregnant solution tank. In the electrowinning cell the majority of the gold is washed to the cell bottom and collected by flushing water into the filter feed pumpbox. The remaining gold cathodes and the gold filter cake are then both smelted to dore in the refinery furnace.

Production

        RPA stated that annual production should average 56,000 ounces per year over the remaining three years of reserves up to the end of 2005. Glencairn is re-evaluating this estimate in light of delays in mine development and expects to disclose slightly lower estimates in the near future. Production from the Limon Mine for 2002 and for each of the four previous years is as follows.

	2002	2001	2000	1999	1998
Tonnes milled	314,567	349,415	348,930	361,416	321,484
Grade (g/t)	6.3	7.0	9.1	6.7	6.0
Production (ounces)	55,388	70,351	90,829	65,483	49,658
Recovery (%)	86.2	86.3	87.7	83.5	80.5

Environmental Considerations

        The Limon Mine has been operated in compliance with all applicable requirements. Under its 1994 purchase agreement, TMSA does not have any obligations for environmental damages caused by the operations conducted prior to 1994, but must mitigate any such damages.

        Tailings from the mill are deposited in an impoundment area, completed in 1998 after the old tailings impoundment area reached capacity. The impoundment area lies within the Santa Rosa drainage, upstream of the old tailing disposal facilities.

        The pond is designed so that no solution is discharged to the environment; instead, the decanted water from the tailings pond is re-circulated to the mill. During part of the year, the impoundment area has a positive water balance and an evaporation system reduces excess tailings pond water volume.

        The impoundment area dam has been built in three stages. Since 1998, the dam has been twice raised, once by five metres in March 2000 and then by three metres in June 2002. A final lift is planned to a crest elevation three metres above the present elevation for 2004. At this final elevation, the impoundment will have the capacity required for the present mine life of approximately three years from the start of 2003.

        Since its construction in 1998, there have been two significant incidents related to the dam. In 1998, as a result of a 1.6 metre rainfall during Hurricane Mitch, the dam overtopped and a deep breach formed on one abutment. The breach was repaired and the Company began a program of beaching tailings away from the dam in order to provide more stability and adequate settling time to allow for clearer reclaim water.

        In October 2000, six months after the second lift was completed, another period of heavy rain resulted in a major slump on the downstream side of the dam. No breach occurred as a result of the failure, however, some solution was intentionally discharged in order to lower the effluent level in the pond. The cyanide level was monitored during the discharge and hypochlorite was added as required. An emergency berm has constructed and the situation stabilized. Since that time, there has been no reported movement of the dam, including during a 7.6 magnitude earthquake epicentred approximately 250 kilometres from the dam.

        After the 2000 failure, Golder Associates Inc. (“Golder”) was retained to review the incidents and the dam design. In a report dated August 10, 2001, Golder concluded that the dam failed as a result of slippage along the plane of a basal clay colluvium and that the emergency stabilization measures taken were appropriate.

        In 2002, a third lift of the dam was completed. RPA retained Golder to review the present status of the dam following the 2002 lift. In a report dated July 25, 2003, Golder concluded that there was no direct evidence of serious stability problems with the Limon Mine tailings dam are made certain recommendations in respect of the monitoring of future performance of the dam and remedying deficiencies in the construction of overflow pipes.

        There are no closure requirements (including financial assurance) for the mine, shop, mill, and offices area, as these are considered by the government to be of historic and tourist interest. There are minimal closure requirements for the tailings dam. The final lift design includes stabilization of the slopes and the Company has filed a reforestation program with the government.

        Prior to construction of the new impoundment area, an environmental impact study was completed and approved in June 1998 by the Ministry of Environment, with the following conditions:

•	preparation of a closure plan of the old North tailings area;

•	monitoring wells must be installed above and below the facility to monitor groundwater quality;

•	discharges of process water must be monitored and meet the criteria of Decreto 33-95, which provides water quality guidelines for discharge of industrial waste water;

•	monitor the condition and performance of the facility; and

•	personnel responsible for the tailings disposal facility must be trained to safely operate the facility.

        TSMA is in compliance with all of the foregoing requirements.

Payback

        In RPA’s opinion, the Limon Mine will generate a positive cash flow margin at the current gold price. The total operating costs during the remaining three-year mine life are forecasted to range from US$275 per ounce to US$295 per ounce, depending upon the level of operating cost reductions achieved and the possible requirement for contingency capital for extra haulage trucks. The operating cost forecast is heavily dependent on achieving significant savings in labour costs and other operating consumables. In RPA’s opinion, labour savings may not be forthcoming given the history of labour relations. Savings will also be somewhat lessened by the payment of approximately $200,000 in severance, which is not included in the life of mine plan.

Mine Life

        The mine life based on current reserves is approximately three years from January 1, 2003. In RPA’s opinion, there is good potential to expand the mineral reserves and the mine life through the exploration of existing targets.

Bellavista Property

        The following information has been derived from a technical report dated December 10, 2002 entitled “Bellavista Gold Project Costa Rica Technical Report” (the “Bellavista Technical Report”) prepared by Pincock, Allen & Holt Ltd. (“PAH”). The Bellavista Technical Report was prepared by Mark Stevens, C.P.G., who is a “Qualified Person” as such term is defined in NI 43-101. PAH is independent of the Company, as is Mr. Stevens.

        In October 1997, Wheaton River purchased a 100% ownership interest in the Bellavista Property from Glamis. Pursuant to the terms of the purchase agreement, a final Cdn$1,000,000 payment is due to Glamis upon the commencement of commercial production at Bellavista. As a result of Glencairn’s purchase of a 100% ownership interest in the project, Glencairn is now responsible for making this payment to Glamis.

        Glencairn purchased the Bellavista Property from Wheaton River by acquiring all of the issued and outstanding shares of Wheaton River Holdings Inc. (“WHI”), a Cayman Islands incorporated company that indirectly owns all of the assets comprising the Bellavista Property. Following the acquisition, WHI changed its name to Glencairn Holdings Inc. (“GHI”).

        GHI’s sole asset is its shareholding in Glencairn Enterprises Ltd. (“Enterprises”), a Cayman Islands company. This shareholding consists of all of Enterprises’ common shares and its “A” and “B” shares. The “C” share of Enterprises is held by Carib Enterprises Inc (“Carib”), a company jointly owned by Canarc Resources Corp. (“Canarc”) and Rembrandt Gold Mines Limited (“Rembrandt”). Enterprises’ “A”, “B” and “C” shares were created for the purpose of paying a royalty to Carib. The Carib royalty is payable by way of dividends on the “C” shares. Further details of the Carib royalty below. See “Royalties”.

        Enterprises’ sole asset is its 100% ownership of Metales Procesados M.R.W., S.A. (“Metales”), a Costa Rican company that was established as a “Free Zone” company pursuant to Costa Rican Free Zone laws. Metales was granted Free Zone status by the Costa Rican government in May 2001. Under the Free Zone arrangements, Metales will purchase crushed Bellavista ore from its wholly-owned subsidiary Rio Minerales, process the ore through a processing plant that it will own and operate and export the dore to the open market. The Free Zone Laws confer on Metales significant taxation and other benefits, including a 100% exemption from import duties, withholding taxes, and municipal taxes for ten years, a 100% exemption of income taxes for twelve years followed by a 50% exemption for the following six years.

        Compania Rio Minerales S.A. (“Rio Minerales”), a Costa Rican company, holds the Bellavista mineral concessions and certain surface rights and, under the Free Zone arrangements, is to operate the mine, rock dumps and crushing and milling facilities. Rio Minerales will sell crushed ore to Metales at an agreed transfer price and will be subject to Costa Rican taxation.

        Rio Minerales conducts all current project exploration, feasibility work, and permitting operations. Two other wholly-owned subsidiaries of Metales hold surface rights in the project area.

        Pursuant to the various agreements relating to the Bellavista Property, Glencairn is designated as project manager. During the pre-production period, advances from Glencairn will fund all project expenditures. Once production commences and the project generates operating profits, net cash flow (after payment of royalties) will flow through to Enterprises, which will pass on the cash flow to GHI (after payment of the “C” dividend to Carib) by way of dividends on the “A” and “B” shares. No dividends are payable on the Enterprises’ common shares.

Property Description and Location

        The Bellavista Property is located 70 kilometres west northwest of the city of San Jose, the capital of Costa Rica. The Bellavista Property mineral rights comprise two exploitation concessions, one exploitation concession under application, two exploration permits and one exploration permit under application covering a contiguous area totalling 40 square kilometres. Glencairn subsidiaries own the surface rights to 29 land parcels totalling 1,080.1 hectares, of which 627.3 hectares are in the mine site area and 452.8 hectares are in the Agua Buena area. The current holdings cover all of the land essential for the proposed mining operations.

Royalties

        There are three “net profits” type royalties applicable to the Bellavista Property, referred to as the Carib, Montezuma and GHI royalties. A fourth royalty, the Dobles royalty, is for a fixed annual amount.

        The Carib royalty has two parts: (1) the dividend payable on the Enterprises’ “C” share; and (2) an advance annual payment. Each January, until and including the year that production commences, Carib receives an annual payment of $200,000 in respect of the Bellavista Property. This payment is indexed upward on a proportional basis whenever the annual average gold price exceeds $400 per ounce. Once production commences, $400,000 of these payments are recovered by way of a 35% reduction in the amount of “C” share dividend that would otherwise be payable to Carib.

        The amounts of the Enterprises “A”, “B”, and “C” dividend payouts are determined by a complex mechanism involving varying percentages of the project’s net cash flow (“NCF”), which is calculated after the payment of the other royalties and Costa Rican taxes. The “C” share dividend percentage escalates based on the extent to which project expenditures have been paid back to the holder of the “A” share. The project expenditures include all pre-production and capital costs incurred from 1984, together with deemed compound interest on such expenditures (calculated at the US prime rate of interest plus 2.0%). The expenditure base amounts to $52.0 million as at December 31, 2000, comprising $24.1 million in actual costs since 1984, and $27.9 million in deemed interest.

        During operations, dividends on the “A” share are credited to the payback account, and the first payback period begins at the onset of production and ends when the dividends on the “A” share equal the expenditure base. The “C” share dividend payable during the first payback period is 7.22% of the “dividend amount” (i.e. the project’s NCF less the other royalties and income taxes), increasing to 13.25% of the dividend amount in the second payback period and 25.78% thereafter. There are no dividends available for the “B” shares until the first payback is reached.

        The Montezuma royalty is payable to Montezuma Gold Mines S.A. (“Montezuma”) and calculated in a similar fashion to the Carib royalty, but is based on net cash flow before tax (“NCFBT”). Like the Carib royalty, the Montezuma royalty is payable at the onset of production and the royalty rate escalates based on the stage of payback of prior project expenditures, including deemed interest. The expenditure base for the Montezuma royalty is the same as for the Carib royalty. The Montezuma royalty rate is 3% of the project’s NCFBT until first payback is achieved, increasing to 5% of NCFBT until second payback occurs and 10% of NCFBT thereafter. During operations, 90% of the project’s NCFBT is credited to the payback account.

        The GHI royalty is payable to GHI, a wholly-owned subsidiary of the Company, and amounts to 3% of the project’s cumulative pre-tax net profits. This royalty does not apply until payback is achieved. The cost base is similar to that for the Carib and Montezuma royalties, without deemed interest being included.

        The Dobles royalty is a 3% net smelter return royalty payable on production from Exploitation Concession 21A Expansion (the Lagunilla area) to a maximum of $2.5 million. Currently, no mineral reserves or mineral resources have been identified within this area.

Permits

        All mining and environmental activities in Costa Rica are regulated by the Ministry for the Environment and Energy (“MINAE”). Control is exercised through the Costa Rica Mining Code and its Regulations (the “Mining Code”), the Environmental Code of 1995 (Costa Rica) and the Forestry Law of 1996 (Costa Rica). The Direccion General de Geologia y Minas (“DMG”) was established to enforce the Mining Code.

        As is the case with most other Latin American countries, below-surface rights lie with the state. Surface rights are owned by individuals, allowing them the right of access and use of their land. Concessions to explore for and exploit subsurface resources are granted by the state according to the Mining Code. Exploitation concessions under the present law are granted for a period of 25 years (the Bellavista mine concession was acquired under the previous law, which granted such rights in perpetuity). All mining projects are required to prepare an environmental impact assessment (“EIA”) or environmental impact study (“EIS”).

        To commence construction and project development it is necessary for Metales and Rio Minerales to obtain permits for or relating to construction; forestry; public roads; stream diversion; the beneficiation plant; municipal business license; work and safety; transport of workers and cargo; use of explosives; transport, storage and use of dangerous goods; and export of gold. Final design plans must be approved by a Costa Rican engineer. The Company anticipates that required construction permits will be obtained within 30 to 60 days.

Environmental Considerations and Permitting

        There are no recognized environmental liabilities currently existing on the Bellavista Property. The former workings were limited in extent and waste dumps are small and innocuous.

        According to the Bellavista Technical Report, information provided to the Company indicated that the Costa Rican authorities agreed that an existing EIS was in place and that a valid exploitation permit currently existed when Wheaton River took over the project. However, the EIS was for an underground mining operation and since the proposed project would result in a significant change in the production volume and mining method at Bellavista, consultations with SETENA indicated that a new EIS was not necessary, but recommended the submittal of an environmental management plan (“EMP”) to complement the existing EIS. The EIS was completed in September 1999. Public meetings were held in Miramar in November 2000 and SETENA approved the EIS on January 30, 2001.

        In 2002, the President of Costa Rica issued a presidential decree which put a moratorium on open-pit mining in Costa Rica. This moratorium applies to new projects, but not existing projects that have been approved, such as Bellavista. Subsequent to the decree, the Company had legal counsel review the decree to verify that it does not apply to Bellavista since the project had already been approved. In addition, the Company has received written confirmation from the Minister of Environment and Energy of Costa Rica, which states that the moratorium applies to new gold mining operations and that the government will respect all projects that have the legal right to operate, provided that those rights were granted prior to the execution of the decree.

        On August 20, 2002, the Constitutional Chamber of the Supreme Court of Justice ruled on a challenge to the Presidential decree. The court found that no fundamental rights had been violated by either the President or the Ministry for the Environment and Energy by the issuance of the decree, since the decree expressly established that existing rights could be respected.

        Based on its review, PAH stated that the Company has the legal right to proceed with the Bellavista project. However, the decree does establish that the government has a negative opinion of open pit mining, which could affect the ease with which the project obtains permits and operates.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

        A paved provincial road connects the Pan American Highway to the two kilometre gravelled Bellavista access road. By road, the mine site is 120 kilometres from San Jose, with a driving time of 2.5 hours.

Climate

        Costa Rica is a tropical country with several distinct climate zones. Most regions have a distinct rainy season, locally called winter, that lasts from May to November and a dry season extending from December to April. Annual rainfall averages 2,500 millimetres nation-wide with some mountainous regions receiving as much as 7,600 millimetres on exposed eastern slopes.

        Average annual rainfall at the Bellavista Property is about 2,815 millimetres. Due to the mountainous terrain, local orographic rainfall effects are pronounced. This effect is well illustrated by the fact that Puntarenas, located 20 kilometres away from the Bellavista Property on the Pacific coast, receives only about 1,600 millimetres of rainfall per year. Daytime temperature highs at the site normally reach 30° Celsius.

30-

Local Resources and Infrastructure

        Montes de Oro, where the Bellavista Property is located, is one of eleven cantons within the Province of Puntarenas. Montes de Oro is approximately 165.5 square kilometres in area (approximately 2.4% of Puntarenas) and has a population of approximately 9,000. Miramar is one of the three Districts of Montes de Oro and has an area of approximately 80.6 square kilometres. The town of Miramar is the administrative seat of the Canton and has a population of 5,000.

        The commercial port of Puerta Caldera is located approximately 22 kilometres south of the Bellavista Property on the Pacific coast. The nearest commercial centre to the mine is Puntarenas, situated approximately 20 kilometres to the southeast of the mine site. Retail banking, medical, educational and hospital facilities are available in this town, which has a population of approximately 20,000.

Physiography

        Costa Rica is divided by a mountain chain that extends through the country from the northwest to the southeast. This chain is part of the larger Andes-Sierra Madre Cordillera.

        The topography within the Bellavista area is quite rugged and elevations range from less than 100 metres above sea level in southern Agua Buena area to over 1,000 metres above sea level in the northern part of the property. The average elevation in the immediate area around the Bellavista Property is about 750 metres above sea level. The project area includes some densely vegetated areas with tropical scrub and altered primary, secondary and riparian forest. The area proposed for development has, for the most part, been cleared in the past for pastureland, exploration and mining.

        Cultivated areas within the project boundaries include a mango plantation, two plantain plantations and stands of various fruit trees and molina, which is a fast growing wood product tree. The Yolanda farm is being used for cattle ranching on a cooperative basis with other local cattlemen. On the Bellavista Property, several areas are under cultivation for the production of legume crops.

History

        Gold has been produced from the Bellavista and adjacent Montezuma deposit since the late 1800s. Production from underground mining operations prior to 1914 is believed to be 80,000 to 100,000 ounces of gold from gold-quartz veins, largely from the Montezuma deposit.

        The last company to mine the property was Montezuma Mines of Costa Rica, which between 1909 and 1914 ran a seasonal operation that utilized stamp mills and cyanide vat leaching. The mill processed about 100 tonnes per day. Between World War I and the mid-1960s, there was only small-scale and intermittent mining activity carried out by local artesian miners.

        Junior Canadian companies took over the property during the 1970s. In 1984, Midland Energy Corporation and Westlake Resources Inc. conducted exploration programs focused on the higher-grade veins, but ended up defining a lower grade, large tonnage resource around the veins. In 1986, Rayrock Yellowknife Resources Inc. obtained the right to participate in the project and following a 1992 consolidation of interests, Minera Rayrock Inc., a predecessor of Glamis, gained control of the property.

        Glamis and its predecessor corporations have conducted extensive work programs over a 15-year period. Exploration in the early stages focused on the known quartz vein zone with the objective of outlining a high-grade gold resource to be exploited by underground mining. However, by 1986, a widespread lower grade resource centered on a higher grade quartz-gold system had been identified with the potential for a large tonnage gold resource that could be mined by low cost, open pit methods. During the period from 1984 to 1996, Minera Rayrock spent more than $14 million on several large programs of drilling and exploration, bulk sampling, and metallurgical test work, as well as on many engineering studies relating to specific aspects of the project.

        Glamis’engineering studies include pit design, rock mechanics, water supply and water balance, plant and tailings location, waste-dump stability, geotechnical surveys, environmental assessments and feasibility analyses carried out by independent engineering firms such as Fluor Daniel, Vector Engineering, Hydro-Triad Ltd. and others. A total of 221 reverse circulation (“RC”) holes, three diamond drill holes, and an underground bulk sampling program have been completed in respect of the property. The most recent of Minera Rayrock’s studies was a feasibility study for a combined open pit and underground gold and silver mine, which was completed by Fluor Daniel in March 1996. This report estimated, the mineable open pit mineral reserves at 0.80 grams of gold per tonne cut-off to be 10.74 million tonnes at a grade of 1.76 grams of gold per tonne. These mineral reserves were classified as probable.

        The work performed by Fluor Daniel was based upon Glamis’ intention to construct a grinding facility near the mine and to slurry the ground ore to a process facility located southeast of Miramar. The process scenario introduced significant capital costs, which made the investment decision difficult due to a marginal rate of return.

        The EIA raised even further concerns about Glamis’ proposal and was not approved by the local authorities. One of the reasons that it was not approved was that the marginal rate of return in light of perceived high-risk technical factors, such as the tailings slurry pipeline and tailings dam liner design.

        Wheaton River purchased the project from Glamis in 1997 and engaged Bikerman Engineering and Technology Associates, Inc. to carry out a pre-feasibility study based on an open-pit mine and heap leach gold recovery system. Twelve additional core holes were drilled from underground locations. The pre-feasibility study was completed in April 1998.

        In April 1999, Wheaton River completed a feasibility study. This feasibility study was the main reference document for the Bellavista Technical Report. Wheaton River submitted an EMP in September 1999 based on the its mining plan.

        In October 2002, Glencairn purchased the Bellavista Property from Wheaton River. See “General Development of the Business Acquisitions — Bellevista Property Acquisition”.

Geological Selling

Regional Geology

        The Bellavista Property is located within the Costa Rican Gold Belt, which lies on the western edge of the magmatic arc that was formed as a result of the continuing subduction of the oceanic Cocos Plate below the continental crust of the Caribbean Plate. Three principal geologic units are exposed in this region, all of which are of late Tertiary Age. The Aguacate Group (locally called the Tilaran Group) is the lowermost unit representing volcanism during the Miocene- Pliocene Epochs (six to ten million years ago) and consists of andesitic/basaltic volcanics and volcaniclastics, including lacustrine sediments. This unit hosts most of the gold and silver mineralization in the gold belt.

        The Guacimal Intrusive Complex has intruded the volcanics of the Tilaran Group during the later stages of volcanic deposition and consists of numerous individual bodies of felsic to intermediate composition scattered along the northwest-southeast arc trend. The hydrothermal alteration of the Tilaran Group is attributed to the emplacement of the intrusives four million years ago.

        The Monteverde Formation unconformably overlies the Aguacate Group/Guacimal Intrusive Complex representing further volcanism during the Pliocene-Pleistocene Epochs (two to four million years ago) and consists of andesitic volcanics, lahars, and other volcaniclastics.

        A series of northwest-southeast trending faults comprise the major structural feature within the gold belt. These faults are parallel to the Middle American Trench and are associated with a series of discontinuous northeast trending fractures. At Bellavista, mineralization is associated with northeast trending fractures located along the northwest trending Liz fault zone.

Property Geology

        In the Bellavista Property area, low sulphidation, epithermal gold mineralization occurs in veins and stockworks in fractured and/or faulted and propylitically altered volcanic rocks of the Tilaran Formation. The high rainfall and tropical weathering at Bellavista has resulted in the development of a thick weathered horizon of ten to 40 metres thick. Bedrock is masked and unweathered outcrops are confined to incised drainages.

        In the deposit area, the Tilaran Formation is comprised of a lower unit, the Miramar Formation, consisting of andesite/basaltic flows and lesser tuffs; and an upper unit, the La Union Breccia, which consists of pyroclastic breccias. Most of the mineralization occurs in the La Union Breccia unit, which was more conducive to broad fracturing, allowing for the introduction of hydrothermal fluids.

        Tectonic uplift and extension that occurred during the deposit of the Tilaran Group resulted in the structural preparation for igneous intrusion and hydrothermal activity. The emplacement of the Guacimal Intrusive Complex was responsible for a regional propylitic alteration and served to localize mineralizing solutions along fractured and/or faulted structural zones. No major intrusives occur in the project area other than as crosscutting dikes. Following the deposition of the Tilaran Group, but before the deposition of the Monteverde Formation, surface weathering resulted in the oxidation and degradation of the volcanic rock and the contained sulfides.

        The Monteverde Formation was subsequently deposited on top of the weathered and eroded surface. The Monteverde consists of a lower 80-metre thick unconsolidated lahar unit containing interbedded lenses of alluvial material. The upper part of the formation is about 120 metres thick and comprises gray lava flows, volcanic breccias and tuffs. The Monteverde Formation is post mineralization and is unaltered. PAH notes that the lahar is poorly to moderately consolidated with intermittent groundwater flow (rainy season) near the base that could affect the stability of this unit; however, within incised valleys exposing Monteverde lahar slope sides, no failures have been observed to date.

        Following the Monteverde Formation deposit, further tectonic uplift accompanied by erosional down cutting has resulted in the current topographic exposure, accompanied by renewed weathering and oxidation of the exposed deposit. Tectonic activity continues to the present time with the area currently characterized by moderate to high seismicity.

        The most prominent structural feature of the Bellavista gold deposit is the Liz fault zone, which strikes approximately due north and dips at an average of 82 degrees to the east, and is characterized by a broken and sheared zone ranging from five to 40 metres in width. The zone contains clay gouge and brecciated altered rock. Veins and pockets of quartz, calcite and local silicification are common. In the hanging wall volcanics on the east side of the fault, a series of east and northeast trending structural zones developed in response to ongoing displacement along the Liz fault.

Deposit Types

        Based on the characteristics of the mineralization, the Bellavista Property is considered to be a low sulphidation epithermal gold vein deposit. These deposits form on predominately felsic subaerial volcanic complexes in extensional and strike-slip structural regimes. Near-surface hydrothermal systems including surface hot springs and deeper hydrothermal fluid-flow zones are the sites of mineralization. Mineral deposit takes place as the fluids undergo cooling by fluid mixing, boiling and decompression.

Mineralization

        Gold mineralization occurs along the Liz fault and the fractured and broken hanging wall volcanics east of the fault, where more prominent structural zones are characterized by quartz-adularia veining, between which occurs variable stockwork veining. The area of mineralization is approximately 850 metres by 300 metres.

        Vein mineralization consists of minor pyrite (typically one to two percent), with traces of galena, sphalerite, chalcopyrite, and native copper hosted by quartz and adularia gangue with minor sericitization. Based on limited petrographic evaluation, gold has been found to occur as microscopic sized (one to 100 microns) electrum particles in the quartz and to a lesser extent has been associated with pyrite. Silver occurs in the electrum (typically

35% of the electrum) and as microscopic (ten to 50 microns) acanthite (a silver sulfide), with an average :1 gold to silver ratio in the deposit.

        Alteration associated with the mineralization includes silicification, sericitization and ropylitisation. The quartz is commonly banded, chalcedonic, locally drusy accompanied by adularia and alcite. The sericite occurs as narrow envelopes around the quartz veins. Propylitic alteration occurs as road halos around the veins and stockworks.

        Tropical weathering of the deposit has resulted in a thick weathered and oxidized horizon that is ransitional downward into unweathered and unoxidized volcanic rocks. The oxidized zone of the deposit is haracterized by iron and manganese oxides and is of variable thickness, typically ranging from 15 to 25 metres, but can extend significantly deeper where extensive fracturing of the rock has occurred. The unoxidized zone of the deposit is characterized by one to two percent sulfides, predominantly pyrite. There appears to be little, if any, gold grade differences between oxidized and unoxidized parts of the deposit. Because of the higher relief of the area and the accompanying erosion, weathered saprolitic clay accumulations at the surface in the immediate deposit area are typically limited to less than one metre. The water level in the deposit fluctuates greatly with the wet/dry seasons and in the deposit area the water level is reported to be below 700 metres elevation.

        PAH noted in the Bellavista Technical Report that in the northeast part of the deposit, the overlying lahar units at the base of the Monteverde Formation moderately dip (approximately 20 degrees) toward the planned pit. Due to their poor to moderate consolidation, with intermittent groundwater flow (rainy season), they present some stability issues related to pit slopes. Wheaton River carried out a closely spaced Induced Polarization survey in an attempt to determine the paleotopography during 2000. The results were not definitive and additional geotechnical drilling should be carried out during the construction phase.

Drilling

        Exploration of the Bellavista deposit includes extensive exploration drilling by Minera Rayrock consisting of 221 RC holes and three core holes. Wheaton River drilled an additional twelve underground core holes in the northern extension of the deposit. Project drilling has been augmented by the results of the bulk sampling from two levels in the deposit, located at the 705- and 650-metre elevation. The following table summarizes the exploration drilling and sampling program.

Exploration Drill Hole Summary

Deposit	Number of Core Holes	Number of RC Holes	Total Number of Holes	Metres of Holes	Metres of Underground Samples	Total Metres Sampled

Minera Rayrock	3	221	224	37,121	920	38,041

Wheaton River	12	0	12	2,721	0	2,721

Total	15	221	236	39,842	920	40,762

        Drilling of the Bellavista deposit was conducted with inclined holes to better test the steeply dipping mineralized zones. Drill holes were placed on northwest-southeast trending lines spaced 25 metres apart. Along the lines, the drill hole spacing ranged from 15 to 45 metres, for an overall average drill hole spacing of approximately 30 metres. PAH noted in the Bellavista Technical Report that the average drill hole spacing drops off with depth, and at the elevation of the ultimate pit bottom (approximately 600 metres elevation) there is an overall average spacing of approximately 40 metres. PAH considered the drill hole spacing in the deposit to be reasonable for establishing the degree of confidence necessary for defining mineral resources and mineral reserves.

        Glamis used a gyroscope to survey for directional deviation down the hole for 25 drill holes (11% of the drill holes). Based on these surveys, Minera Rayrock found relatively similar deviation in the hole inclination between drill holes (one degree of dip per 50 slope metres of depth resulting in five to ten metres at total depth), with only minor azimuth deviations. Based on these results, all of the unsurveyed holes in the database were adjusted for dip deviation, but not azimuth deviation. Because of the calculated adjustment for deviation rather than actual measurement, PAH stated that the projected intercepts of some of the individual narrow mineralized structures may be off by a small amount, but the overall effect on the more important broadly distributed stockwork mineralization is not likely to be a significant problem. PAH ran a statistical check to test for anomalous down-hole deviations and found none in the database.

        The Glamis drilling (most of the exploration database) was conducted by Boyles Brothers of Salt Lake City, Utah, with a trac-mounted RC drill. Drill hole diametre was 114 millimetres (4.5 inches) and 133 millimetres (5.25 inches). RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. It was reported that approximately 75 percent of the drilling was conducted under dry hole conditions, with the holes advanced using a down-the-hole hammer bit, with the sample split to five kilograms on site using a Jones riffle splitter. The remaining approximately 25 percent of the drilling was conducted under wet-hole conditions (the ground was wet, sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits, with a 10-percent sample split taken using a wet splitter. The on-site geologist recorded the lithology, alteration, and mineralization for each sample before it was sent to the on-site sample preparation facility.

        In addition, Glamis drilled three core holes and subsequently Wheaton River drilled another twelve underground core holes in the north extension of the property. Drilling was conducted to obtain HQ (64 millimetres) and NQ (48 millimetres) sized core. Core samples were collected at geologic intervals ranging between 0.46 and 1.55 metres in length. After geologic and geotechnical logging was completed, the core was sawn in half, with one half submitted to the on-site sample preparation facility, while the other half was retained on site for reference.

        Wheaton River conducted condemnation drilling in the planned waste rock dump and heap leach facility areas as a check that no mineralization is present in those areas that would be lost by the placement of these facilities. Minera Rayrock drilled 17 condemnation holes with RC equipment with spacing of approximately 200 to 300 metres, and to a depth of up to 150 metres. No significant mineralization was found as a result.

Sampling and Analysis

        RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. It was reported that approximately 75% of the drilling was conducted under dry hole conditions, with the holes advanced using a down-the-hole hammer bit, with the sample split to 5 kilograms on site using a Jones riffle splitter. The remaining approximately 25% of the drilling was conducted under wet hole conditions (the ground was wet, sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits, and a 10% sample split taken using a wet splitter. In addition, a small sample was washed and glued to a canvas strip for geological logging. The strips are stored on site.

        Core samples were collected at geologic intervals ranging between 0.06 and 3.04 metres in length but 845 were between 0.46 and 1.55 metres. After geologic and geotechnical logging was completed, the core was sawn in half, with one half submitted to the on-site sample preparation facility, while the other half was retained for reference.

        RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. It was reported that approximately 75 percent of the drilling was conducted under “dry hole” conditions, with the holes advanced using a down-the-hole hammer bit, and the sample split to 5 kilograms on site using a Jones riffle splitter. The remaining approximately 25 percent of the drilling was conducted under wet hole conditions (the ground was wet, sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits, and a 10percent sample split taken using a wet splitter. Core samples were collected at geologic intervals ranging between 0.46 and 1.55 metres in length. After geologic and geotechnical logging was completed, the core was sawn in half, with one half submitted to the on site sample preparation facility, while the other half was retained on site for reference.

        The Glamis underground bulk samples were collected from rounds taken during the advancement of six drifts and three raises on Level 1 (704 to 712 metre elevation). All assays from these workings were entered into the drill hole database as psuedo drill holes. Blasted material from each round of advance (averaged 1.75 metres) along a 1.35-metre by 2.0-metre drift or raise was collected (6 to 10 tonnes) and transported to the surface for sample reduction.

        Wheaton River’s underground bulk samples were collected from the drifts and raises advanced by Minera Rayrock approximately ten years earlier. The sample program was conducted to provide sufficient representative material to enable metallurgical test work to be completed, but was not used in the sample database for resource estimation.

        Feasibility study work relied on Minera Rayrock’s bulk density measurements made on 21 bulk samples taken from the surface (ten) and underground (eleven) locations. Surface bulk density samples were excavated from trenches and ranged from two to six tonnes. Underground samples were collected during the advancement of a single round and ranged from 2.5 to 10 tonnes. The volume of the trench or working was surveyed. The bulk density was then determined from the sample weight and volume, with moisture factor determined by drying 25 kilograms of the material. Because of the large size of these samples, the results are considered more representative of the rock bulk (rock mass and fracture space) in the area from which the samples were taken.

        Following the feasibility study, Wheaton River conducted some limited additional testing of the bulk density using samples from drill hole core and underground levels. The Wheaton River samples were sent to McClelland Laboratories in Sparks, Nevada to provide some corroboration of the earlier feasibility bulk density results.

        PAH is of the opinion that Wheaton River’s sampling procedures were carried out according to accepted industry standards using accepted practices.

Security of Samples

        PAH did not take any independent samples from the exposures of the veins as other independent Qualified Persons have previously sampled the mineralization.

        Check assay programs have been in place since Minera Rayrock began work on the property in 1986. The feasibility study reports that a total of 1,924 check assays have been made, representing approximately 8% of the sample database.

        Minera Rayrock conducted a variety of assay checks as part of a quality analysis/quality control program to verify that the sample collection, preparation, and assaying procedures were accurate and precise. Between 1986 and 1990, check assays covered samples from 144 RC holes and 926 metres of underground bulk sampling. The 1994-1995 check program included 76 RC holes.

        Check samples from duplicate splits and coarse rejects were reported to have compared well with the original assay results, with approximately 8% of the samples (mostly higher grade samples greater than three grams of gold per tonne) showing some variability that may be attributed to a nugget effect from coarser gold particles. 19 of the more variable results were replaced by the check assay values, which typically were less than 50% of the original assay value. Checks to determine if assay precision varied between lower grade (one gram of gold per tonne), medium grade (two grams of gold per tonne) and higher grade (three grams of gold per tonne) were reported to be satisfactory. Blank samples to determine if any contamination occurred at the on-site sample preparation facility reportedly showed no contamination. Investigative analysis was done to determine if the reproducibility of different sample and assay weights resulted in significant variability, with the results reported to show that the sampling and assaying weights used provided acceptable results.

        As part of its due diligence process for the Bellavista Property acquisition, Wheaton River ran check assays on 56 RC holes using a new split from the coarse rejects. The results compared well and from this Wheaton River concluded that the RC drilling by Minera Rayrock had yielded accurate and precise results. For the 1998 drilling program a series of blanks and standards were inserted into the sample stream. Only one unexpected result was returned. An additional 95 checks were carried out on RC samples with 5.3% showing high variability.

        Snowden Mining Industry Consultants Inc. (“Snowden”), as part of their resource evaluation, collected samples from all data sources (RC, core and underground bulk sample material). Snowden conducted strict chain of custody procedures to deliver the check sample material to Bondar-Clegg Laboratories in Vancouver, British Columbia. The results confirmed the presence of gold mineralization at the levels previously reported, but indicated

a high degree of variability in higher grade samples (greater than three grams of gold per tonne) as a result of a coarse gold nugget effect.

        PAH examined the possibility of down-hole contamination resulting from gold particles below high-grade intercepts and/or underground workings, which can be amplified under wet drilling conditions. An in-house statistical program was used on the Bellavista drill sample data. This program operated by selecting all assay intervals that are above a three grams of gold per tonne cut-off grade and then evaluated the assay intervals above and below the selected interval to determine if there is a statistical balance of grade values (tailing effect). The results did not find significant evidence of systematic downhole contamination that would significantly affect the resource modelling results.

        PAH stated that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. PAH is of the opinion that Wheaton River’s sampling and assaying procedures were carried out according to accepted industry standards, using accepted practices.

Mineral Resources and Mineral Reserves

        The following tables summarize mineral reserves and mineral resources at the Bellavista Property as at December 31, 2002.

Proven and Probable Mineral Reserves (1)(2)(3)(4)

	Tonnes	Gold Grade g/t	Contained Ounces

Proven	9,846,962	1.48	467,347
Probable	1,392,699	1.96	87,725

Total	11,239,661	1.54	555,072

(1)

The mineral reserves for the Bellavista Property set out in the above table were prepared by Snowden and reviewed by PAH. The mineral reserves are classified as proven mineral reserves and probable mineral reserves and are based on CIM Standards.

(2)

The Bellavista Property mineral reserves were estimated using a cut-off grade of 0.5 grams of gold per tonne and a strip ratio of 1.32:1(tonnes waste per tonne ore). The gold price for the mineral reserve estimation is US$325 per ounce of gold.

(3)	Dilution and mining losses are incorporated in both the proven and probable mineral reserves.

Measured, Indicated and Inferred Mineral Resources (1)(2)(3) (Including Mineral Reserves)

	Tonnes	Gold Grade g/t	Contained Ounces

Measured	15,820,000	1.38	701,900
Indicated	5,350,000	1.34	230,500
Inferred	1,000	2.55	80

(1)

The mineral resources for the Bellavista Property set out in the above table were prepared by Snowden. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.

(2)	The mineral resources were estimated using a cut-off grade of 0.50 grams of gold per tonne. The gold price used for the mineral resource estimation is US$325 per ounce of gold.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        The Bellavista mineral reserves are based on a resource model prepared by Snowden, which was based on a geologic model from Wheaton River, including all drilling and bulk sampling data.

        The measured and indicated mineral resources from the Snowden resource model were utilized to prepare the mineral reserves for the project. The mineral reserves were developed jointly between Snowden and Wheaton River, whereby Snowden provided the optimal pit shell and Wheaton River then added ramps, mining dilution and scheduled the production.

        The reserve is based on an optimized pit shell that was developed utilizing Whittle-4X software, which utilizes the Lerchs-Grossmann optimization routine. It should be noted that the reported mineral reserves are at a cut-off grade that is slightly lower than calculated from the design parameters (0.56 grams of gold per ton versus 0.58 grams of gold per ton).

        The mine design criteria utilized in developing the mineable mineral reserves is listed below.

1.	Roads and ramps designed for 50-tonne trucks
2.	Process recoveries of 75% for the oxide ore, 65% for the low-grade fresh ore, and 82% for the high-grade fresh ore.
3.	A mining cost of $0.86 per tonne of ore mined.
4.	A mining cost of $0.79 per tonne of waste mined.
5.	A mine administration cost of $0.61 per tonne of ore mined.
6.	Processing costs of $4.04 per tonne for oxide ore, $3.02 per tonne of low-grade fresh ore, and $4.90 per tonne of high-grade fresh ore.
7.	Pit slopes per recommendations from Call & Nicholas, Inc.: 45 to 47 degrees in the Tilaran formation; 34 degrees in the Monteverde Lahar; 30 degrees in the Liz fault.
8.	Catch bench intervals no greater than 18 metres.
9.	Final haul-road grade of no greater than ten percent.
10.	Haul-road width of 18 metres.
11.	A 15-metre buffer zone between the pit crest and the Quebrada La Plata.
12.	A 45-metre buffer zone between the pit and the Rio Ciruelas.

        The pit optimization utilized variable cut-off grades depending on the gold price used. The cut-off grades calculated for the Base Case at $325 per ounce of gold were 0.62 grams of gold per ton for oxide ore and 0.56 grams of gold per ton for the 35%/65% (high-grade/low-grade) blend for fresh ore.

        The drill hole database consists largely of RC holes and a lesser number of core holes drilled largely by Glamis, with a few recent core holes drilled by Wheaton River. The majority of the drill hole samples are at two-metre intervals. The sample intervals in the database received by PAH included only data for gold.

Development

        After selection of the optimal pit shell, as designed by Snowden, and adding ramps, the pit was divided into three phases for mining. The three phases include a starter pit, which focuses on the oxide ore, a second phase which focuses on developing fresh ore with a low stripping ratio, and a third phase which mines to the ultimate pit limit. The three phases are intended to provide multiple bench exposure for the optimization of equipment utilization, ore blending, and waste rock blending.

        Both contractor and owner mining had previously been evaluated. Based on quotations received for contract mining that were solicited for the project feasibility study preparation (quotations received in December 1998), Wheaton River elected to use owner mining in the project feasibility study. The Company is re-evaluating utilizing contract mining to minimize capital exposure and to provide a mining staff that is experienced in mining in difficult conditions such as those that will be experienced during the wet season at Bellavista.

        The mining fleet selected for Bellavista has generally been sized appropriately to meet the production requirements at Bellavista. An acceptable production schedule has been produced that details the production by month, material type, pit phase, and bench. The schedule is tight in some periods and should be refined further to provide a more optimized schedule prior to commencement of mining.

        Some geotechnical issues, related to the pit slope stability of the Monteverde Lahar/Tilaran contact remain to be addressed and additional geotechnical work will be required to further optimize the pit. If slope stability problems are encountered, the results could be a loss of mineral reserves due to flattening of the pit slopes in the northern portion of the pit, extra mining costs to remove any material that may slide into the pit, and possible encroachment, to or into, the forest preserve as the pit crest moves up the hill on the north side of the pit. A reserve sensitivity analysis performed by Snowden indicated that with a 5-degree reduction of the slope angle within the

Lahar (from 34 degrees to 29 degrees) results in a loss of only about 12,000 ounces (less than 3% of the mineable ounces).

Processing

        The ore processing techniques selected for this project are considered standard for the industry and are typical of heap leach projects that utilize crushing, grinding/pulp-agglomeration, carbon adsorption/desorption, and electrowinning methods. The design criteria have been properly developed based on results of metallurgical testing and facilities of similar size and nature. The gold ore at Bellavista is separated into three main classifications: oxide, low-grade, and high-grade.

        Oxide ore is located near the surface of the deposit and will be mined and processed during the first year of production. Approximately 500,000 tonnes of oxide ore at a grade of 1.73 grams of gold per tonne will be crushed to minus 6.35mm and subjected to a standard heap leaching and carbon recovery process. After the oxide ore is placed on the heap, the low-grade and high-grade ores, which account for over 95% of the ore reserves, will be processed. The low-grade and high-grade ores are comprised of fresh (un-oxidized) and transitional (mixed oxide and fresh) ores.

        The processing plans for the fresh and transitional ores are to crush the low-grade ore (less than 1.6 grams of gold per tonne) to minus 6.35 mm, and blend/agglomerate it with cement and the high-grade (more than 1.6 grams of gold per tonne) ore that has been crushed, ground to minus 65-mesh, and vacuum filtered. Low-grade ore will be processed at a rate of 3,735 tonnes per day and high-grade ore will be processed at a rate of 2,010 tonnes per day, for a total of 5,745 tonnes per day for 282 days per year. The agglomerated ores are conveyed to the leach pad via an overland conveyor and stacked up to five metres high on the leach pad using portable grasshopper conveyors and a radial stacker. The weight ratio of low-grade to high-grade ores in the blend is 65% and 35%, respectively. The weight ratio of the blend has been determined by the maximum amount of wet-filtered material that can be added to dry-crushed material to obtain satisfactory mixtures for proper agglomerate moisture, agglomerate stability, and long-term heap stability. The ratio will also dictate the actual milling cut-off grade that will be achieved on a day-to-day basis, which can change slightly due to crushed-ore moisture content and agglomerate conditions.

        Gold and silver are leached from the stacked ores using cyanide solutions generally for a period of 120 to 145 days. The solutions are applied to the surface of the heap with drip and spray emitters, passed through the stacked ore, collected in lined-ponds, and then passed through carbon columns to adsorb the precious metals from the leach solution. Loaded carbon is periodically removed from the columns and stripped of precious metals using a strong caustic/cyanide solution. The metals are then recovered from the strip solution by electrowinning cells. The precious metal sludge collected in the cells is then smelted in a furnace and poured into dore buttons that are shipped off-site for refining. Due to the high rainfall during the wet season, a cyanide neutralization system will also be provided to treat excess solutions prior to discharge to the environment.

Capital Costs

        In the feasibility study, physical construction is defined to start at the beginning of project Year 0 and initial production commences at the beginning of Year 1. A fiscal year-end of November 30‘h is used, to coincide with the start of the dry season, and project years extend from December 15’ to November 30‘h. All project costs incurred prior to Year 0 are excluded from the estimate in the table below.

Summary of Feasibility Capital Cost
(US$000)

Capital Cost Item	Year 0	Year 1	Year 2	After Year 2	Total

Construction capital	$26,473	$1,810	$ -	$ -	$ 28,283
Working capital	300	1,793	(949)	(1,044)	100
Preproduction G&A	1,070	200	--	--	1.270
Sustaining Capital	--	--	219	1917	2,136
Closure Costs	--	--	--	846	846
Salvage Value	--	--	--	(4,060)	(4,060)

Total	$27,843	$3,803	$(730)	$(2,341)	$ 28,575

        Since acquiring the Bellavista Property, the Company has developed a revised capital cost estimate for the project based upon recent information concerning equipment purchases and the detailed leach pad design. The revised capital cost of $25.9 million (which includes US$730,000 million (Cdn$1 million equivalent) payable to Glamis upon the commencement of commercial production) is shown in the table below, and is $2.7 million less than the feasibility study estimate shown in above for the Year 0 through the life of the project.

Summary of Glencairn Revised Capital Cost
(US$000)

Capital Cost Item	Year 0	Year 1	Year 2	After Year 2	Total

Construction capital	$21,529	$2,954	$ -	$ -	24,483
Working capital	300	1,793	(949)	(1,044)	100
Preproduction G&A	1,070	200	--	--	1,270
Sustaining Capital	--	605	468	2,185	3,258
Closure Costs	--	--	--	846	846
Salvage Value	--	--	--	(4,060)	(4,060)

Total	$22,899	$5,552	$(481)	$(2,073)	$ 25,897

Operating Costs

        Operating card maintenance costs for the Bellavista Property are estimated in the 1999 feasibility study for a 1.62 million tonne-per-year operation. The production rate increases incrementally from 1.2 million tonnes in year 1 to the full production rate in year 3. The mine operating costs were estimated by Wheaton River and are based on owner mining. Contract mining was considered but the bids exceeded the level expected. Glencairn plans to reevaluate the use of contract mining in order to reduce up front capital expenditures. The mining costs include the mining of ore and waste, geology, and engineering functions, and mine related maintenance.

        The basis for the operating cost estimates is as follows:

1.	the mining costs were estimated in fourth quarter 1999 United States dollars. No escalation, taxes or duties are included;

2.	labor costs and burdens are based on current wages at the project and at another mine in the area; and

3.	when available and applicable, actual costs from other operations were utilized in developing the Bellavista mining costs. Other sources used for cost estimation included estimates from vendors,

Caterpillar data, and the Western Mine Engineering cost-estimating guide.

        A summary of the 1999 Feasibility Study mining costs by unit operation is presented in the table below. PAH stated that these costs are acceptable for feasibility study use.

Operating Cost Summary ($/tonne)

YEAR		San Joe Admin	Mine Admin	Mining	Process	TOTAL

1		0.069	1.068	2.511	2.405	7.763

2		0.057	0.780	2.141	2.379	6.715

3	-8	0.038	0.553	1.704	2.238	5.898

Vogel Gold Property

        Glencairn holds a 100% leasehold interest in the Vogel Property through Black Hawk. The property covers 160 acres in Hoyle Township, Ontario and is within the municipal boundaries of the mining community of Timmins. Access is by gravel road from Highway 101 West.

        The property is held under a lease (the “Vogel Lease”) with Mary Vogel. The Vogel Lease had an initial five year term that was to expire July 1, 1999. The Company has made payments of $30,000 annually during the initial term of the lease. Pursuant to the terms of the Vogel Lease, the Company converted the initial term of the Vogel Lease into an additional term of 21 years by completing a positive feasibility study recommending bringing the property into production at a gold price of $320 per ounce or higher. The Company is required to pay advance royalties of $50,000 per year and, upon commencement of production, a 2% net smelter return royalty, which increases to a 3% net smelter return royalty at such time as 50% of the aggregate net smelter returns are equal to total pre-production costs.

        The Vogel Property is in the western part of the Abitibi Belt, an Archean volcanic-sedimentary complex that contains other gold and base metal deposits. The property lies on strike with and on the same gold bearing structure that hosts the Owl Creek open pit, Hoyle Pond Mine, 1060 Zone to the east and the Bell Creek Mine to the west. The Hoyle Pond Mine and the 1060 Zone are in production as underground operations.

        Gold mineralization on the Hoyle Township project occurs as structurally controlled quartz stringer zones within altered komatiitic to mafic volcanic rocks and is similar in character to the adjacent mining properties. The mineralized zones strike approximately east-west and dip steeply to the south with an average true width of approximately 2.8 metres. The property is completely covered with overburden ranging from 16 to 80 metres thick.

        Approximately 44,100 metres of diamond drilling in 136 holes were completed on the property to the end of 1997, the last year of field activities by, A.C.A. Howe International Limited. This drilling outlined the existence of at least eight alteration zones, all of which are gold bearing. During 1999, an engineering study recommended further engineering work and exploration.

        The Company maintained its interest in the property to 2003 by making the required advance royalty payment of $50,000 during 2002; this was its only expenditure in 2002 in respect of the property. Exploration costs for 2001, 2000 and 1999 were $50,000, $50,000 and $131,000, respectively.

        Glencairn intends to maintain its interest in the Vogel Property. Further, it plans to expend approximately $1.6 million on an exploration program on the Vogel Property in 2004.

        The following table shows the mineral resource estimate compiled by A.C.A. Howe International Limited (“A.C.A. Howe”) for the Vogel Property in 1999. The resource estimate is unchanged since 1999.

Indicated and Inferred Mineral Resources (1)(2)(3)

	Tonnes	Gold Grade (g/t)	Contained Ounces

Indicated	642,000	12.7	261,100
Inferred	933,800	12.7	379,800

(1)

The mineral resources for the Vogel Property set out above were estimated by A.C.A. Howe. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.

(2)

The mineral resources were estimated using a cut-off grade of 6.00 grams of gold per tonne. The gold price used for the mineral resource estimation is US$300 per ounce of gold. The resource estimate is based on an exchange rate of Cdn$1.50 = $1.00.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Keystone Gold Mine

        The Company owns 100% of the Keystone Gold Mine. The Keystone Gold Mine consists of the Lynn Lake mill, a 1,300 tonne per day carbon-in-pulp gold mill, together with all facilities and equipment, located in the town of Lynn Lake, Manitoba; the Farley Lake and Burnt Timber (“BT”) open pit gold deposits located in the Lynn Lake area; mineral claims in the vicinity of the MacLellan mine, a former underground producing gold mine located near Lynn Lake; and an inventory of precious and base metal exploration properties covering over 110 square kilometres along the Lynn Lake Greenstone Belt in northern Manitoba. The Keystone Gold Mine ceased operations in November 1999 and the Lynn Lake mill was place on care and maintenance in the spring of 2000.

Geology, Mineralization and Exploration

        The Keystone Gold Mine is located in northern Manitoba in the bifurcated, Aphebian-age Lynn Lake Greenstone Belt and Wasekwan Group supracrustal rocks. The belt is divided into two roughly parallel east-west branches that are separated by large oval granitic plutons. This greenstone belt is part of a larger lithostructural unit that extends in a northeasterly direction from the La Ronge greenstone belt in Saskatchewan. The rocks in the region have been folded, faulted and metamorphosed to upper greenschist and upper amphibolite facies and intruded by a variety of small and large bodies.

        The northern belt is known as the Rainbow Trend and consists predominantly of rhyolites, mafic to intermediate volcanic flows and fragmental rocks, and volcaniclastic and chemical sediments. The Farley Lake gold mine, the MacLellan gold mine, and numerous other gold and base metal occurences lie within the Rainbow Trend.

        The southern belt is the Johnson Trend, composed of thick sections of tholeiitic basalt, overlain by turbiditic sequences in the west and felsic to mafic volcanic rocks in the east. A regional fault structure, the Johnson Shear, follows the belt for about 40 kilometres. Most of the known gold occurrences are associated with the Johnson Shear, including the BT gold mine.

        Two styles of gold mineralization are recognized in the Lynn Lake district. At the Farley Lake mine gold is associated with sulphidization of an oxide facies, banded iron formation where it is cross-cut by veins consisting of pyrhotite, pyrite and quartz. The gold zones at the BT mine and the MacLellan mine are described as shear-hosted, discontinuous, quartz-sulphide vein and veinlet systems with attendant alteration halos and irregular sulphide concentrations.

        During 2000 a small exploration program of prospecting, ground geophysics and outcrop sampling was completed to investigate gold encountered in two holes drilled in 1999 near Maynard Lake located along the Johnson Trend. Initial modeling of the magnetic data suggests the presence of a geological setting that may warrant further work.

        Exploration expenditures for 2002 at Lynn Lake were approximately $34,000 and are projected to be in the same range for 2003 in order to maintain its mineral holdings in good standing. Expenditures were $58,000 for 2001 and $69,000 for 2000.

History

        LynnGold Resources Inc. (“LynnGold”) owned the MacLellan mine property and 51% interest in the Wasekwan property. Production at the MacLellan mine commenced in January 1987.

        LynnGold discovered the BT deposit in 1988 on a joint venture exploration property known as the Wasekwan property in which it held a 51% interest, and Trans America Industries Ltd. and Boron Chemicals International Ltd. (collectively “Trans America”) held a 49% interest.

        The MacLellan mine operation was unable to reach grade and tonnage predictions due to mining problems and excessive dilution. The mining and milling operation closed in 1989. Following closure, the mine and mill were placed on care and maintenance, and control of certain assets was assumed by the major secured creditor, DCC Equities Limited (“DCC Equities”), a wholly owned subsidiary of Dundee Bancorp Inc. In June 1992, DCC Equities entered into a joint venture agreement (the “Keystone Joint Venture Agreement”) with Cazador Explorations Limited, subsequently Granduc Mining Corporation (“Granduc”), pursuant to which Granduc earned a 50% interest in certain assets (now known as the Keystone Gold Mine) by acquiring the remaining 49% interest in the Wasekwan property (from Trans America) and by the expenditure of $10 million (including the cost of acquiring the Wasekwan property) toward the advancement of the project. Black Hawk acquired DCC Equities’ 50% interest in the Keystone Gold Mine in September 1993.

        Granduc acquired a 55% interest in the Farley Lake deposit on behalf of the Keystone Gold Mine in July 1993. In early 1994, Granduc acquired the remaining interest in the Farley Lake deposit from Mingold Resources Ltd. (“Mingold”).

        On July 1, 1996, Granduc amalgamated with a wholly owned subsidiary of Black Hawk and became Keystone Gold, Inc. Black Hawk continues to be the sole secured creditor of LynnGold.

        Trans America owns a net smelter return royalty on the BT deposit and the Wasekwan property. Mingold is entitled to a 1.5% net smelter return royalty on 45% of gold production before the return of preproduction capital costs, increasing to 2.5%, after the return of preproduction capital, subject to a maximum of $3.0 million.

Mineral Resources

        Mineral reserves at the Keystone operation were exhausted with the completion of mining at the Farley Lake open pit mine. There are no mineral reserves to report for this property.

        The remaining mineral resources are all located in the vicinity of the MacLellan mine, a former producer, and include the Main, East Main, Dot-Rainbow and Nisku zones. The geometry and configuration of this gold mineralization would require any future mining to be by underground methods that are not economically viable at current gold prices. Geological information and assay data used for the resource estimates are derived from observations and sampling of drill core and underground openings.

Environmental

        Mining ceased at the Farley Lake open pit mine in November 1999 and reclamation activities started, once milling operations were terminated in late April 2000. The initial activities were the treatment of effluent water remaining in the holding ponds, and the shut-down and clean-up of the Lynn Mill placing it on a care and maintenance basis. The mill facilities will be maintained pending an improvement in the gold price and the possible re-establishment of mining operations in the district.

        The Company engages the services of two Winnipeg based environmental engineering consulting firms to provide technical advice on, engineering designs for, and site inspections of, the ongoing reclamation and closure activities in the Lynn Lake area.

        The start-up of reclamation work at the Farley Lake Mine site in 2002 was delayed until late July due to temporary seizure of the mobile equipment fleet by the Town of Lynn Lake. The late start-up limited the amount of reclamation completed in 2002, as a result the uncompleted closure activities will have to be undertaken at a future date. Activities at the Farley Lake Mine were a continuation of work from 2001 and included disposal of used tires from mine equipment, removal of remaining scrap metal, final grading of the waste dumps and partial placement of overburden covers on both dumps. Field tests proved that the required compaction of the overburden layer for the South Waste Dump is readily achievable. Final engineering designs for all remaining earth works were also completed and application was made to government agencies for approval on the Farley Lake outlet control weir. Upon completion of the pending earth works all disturbed areas will be seeded to encourage the establishment of a natural vegetative cover. The pits have filled with ground water; water levels are within a two metres or less of their expected final elevations and are expected reach the level of the original ground surface over the next few years. Waste rock materials mined in the course of operations fell into two categories: either potentially acid generating or neutral. The neutral waste rock was placed in the north waste rock dump and it is not expected to generate acid rock drainage (“ARD”). The potentially acid generating waste rock was placed in the south waste rock dump; an engineered overburden cover is being constructed to seal this material from oxidation. Monitoring of discharge water since the commencement of this dump has given neutral pH results to date. A study on the assimilative capacity of the receiving waters with respect to the water outflow from the south waste dump will be initiated once the final overburden cover has been placed and seeded. The study is expected to provide additional information to evaluate the current closure plan and other options, if required, for an environmentally appropriate and cost-effective management of the south waste dump.

        Reclamation activities are largely completed at the BT open pit mine that closed in 1996. The deposit typically had a relatively low sulphide content and, consequently, the waste dumps located adjacent to the mine are not expected to generate ARD. The rock dump faces were re-graded to a 2:1 slope angle, and the available topsoil materials on the site were placed to enhance re-vegetation on the site. The pit has refilled with ground water and is essentially at the level of the original ground surface. A perimeter rock berm is in place around the crest of the pit to prevent inadvertent access. A minor amount of work is pending to finalize the closure plan. This includes establishment of overflow drainage for the pit and decommissioning of the access road. The delayed start-up of reclamation work in 2002 precluded any work at the BT mine; the remaining closure activities will be rescheduled in conjunction with the work at the Farley Lake mine.

        Tailings disposal from the Keystone Gold Mine processing operation involved the pumping of tailings either into the open stopes of the Farley mine located below the mill facilities, or into the flooded open pit mine located adjacent to the old Farley underground mine. In either case, the tailings were disposed of sub-aqueously, and do not present any long term ARD hazard. The water balance in the abandoned mine was maintained by pumping water from the “A” shaft located adjacent to the mill. The water typically contains low levels of cyanide as a complex with nickel or iron. These complexes are precipitated in the mill using lime, with the precipitate deposited underground with the tailings. Excess water is treated and discharged as necessary. All discharge water quality criteria were consistently met up to November 2001. In late 2001, nickel values in discharge waters exceeded the limits established for the environmental license; the Company immediately notified Manitoba Conservation. As instructed by Manitoba Conservation the Company put in place temporary measures to cease discharging water from this site. Preliminary field investigations by the Company indicate that the source of the nickel impacting water quality discharge is coming from local rock waste dumps left from historical base metal mining operations at Lynn Lake. The Company has never had mine operations in the immediate area of its Lynn Mill, nor has it engaged in any base metal mining or milling operations at Lynn Lake. Further discussions with Manitoba government agencies are required to address this issue. During early 2002 the metal content of the holding ponds returned to the previous low metal levels, and with the approval of Manitoba Conservation the Company was able to resume water discharge. Water levels in the holding ponds were lowered to provide extra capacity for seasonal rainfall and future spring runoff.

        Tailings deposited to the east of Lynn Lake facilities by Sherritt Gordon (the former operator) and other materials around the Lynn Mill from prior base metal operations remain in place, not reclaimed, and are the responsibility of others. The proximity of base metal tailings and waste dumps to the Lynn Lake mill and surrounding property may impact the Lynn Mill environmental license and in 2001 started to affect the water quality on the Keystone Gold Mine property.

        Site monitoring is ongoing and will be maintained to ensure the effective implementation of closure measures. The Corporation currently plans to expend approximately $900,000 in 2004 on completion of permanent closure work on the Farley Lake mine site and the BT mine site. In addition, ongoing site maintenance work will be carried out on other properties where operations have been temporarily suspended.

Employees

        The Keystone Gold Mine employed a salaried staff of five employees during 2002 as well as a number of casual employees. Personnel are engaged in the site reclamation and rehabilitation programs, ongoing environmental monitoring and site security. The number of salaried staff was reduced to two in the first quarter of 2003, sufficient to maintain environmental monitoring and site security. Contractors and/or seasonal personnel will be engaged as required for future work programs.

ITEM 5
SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following tables set forth selected consolidated financial information of the Company for the financial years ended December 31, 2002, 2001 and 2000. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company’s consolidated financial statements, including the notes thereto, and Management’s Discussion and Analysis of Results of Operations and Financial Condition included in the Management Information Circular of Black Hawk, dated September 11, 2003, which can be viewed at www.sedar.com.

	Years ended December 31,

	2002	2001	2000

Revenue	$ 11,066,000	$ 3,441,000	$ 223,000
Earnings from Mining Operations	--	--	--
Net earnings (loss)	(189,583)	(273,554)	(235,120)
Earnings (loss) per share (basic)	(0.01)	(0.02)	(0.02)

	As at December 31,

	2002	2001

Total assets	$2,093,134	$679,748
Total liabilities	85,200	41,211
Total shareholders' equity	2,007,934	638,537

        The following is a summary of selected unaudited financial information for the quarterly periods of Glencairn indicated.

	2002				2001

Quarter	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenue	$ 8,795	$ 514	$ 559	$ 1,198	$ 3,117	$ 249	$ 5	$ 69

Income (Loss) from
Continuing
Operations	(31,070)	(216,010)	66,070	(8,573)	(339,351)	(8,579)	54,412	19,963

Income (Loss) from
Continuing
Operations per
Common Share
(basic and diluted)	--	(0.01)	--	--	(0.01)	--	--	--

Net Income (Loss)	(31,070)	(216,010)	66,070	(8,573)	(339,351)	(8,579)	54,412	19,963
Net Income (Loss) per
Common Share
(basic and diluted)	--	(0.01)	--	--	(0.01)	--	--	--

Total Assets	2,093,134	1,861,432	707,019	675,027	679,748	697,432	449,764	381,033

Total Long-term
Financial
Liabilities	--	--	--	--	--	--	--	--

Dividend Record and Dividend Policy

        Glencairn has not paid any dividends since incorporation. Glencairn has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the earnings, capital requirements and financial conditions of Glencairn. Glencairn does not anticipate that any dividends will be paid in the foreseeable future.

ITEM 6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

        The following discussion of the financial condition and results of operations of Glencairn constitutes management’s review of the factors that affected Glencairn’s financial and operating performance in the years ended December 31, 2002, 2001 and 2000. The discussion should be read in conjunction with the consolidated financial statements of Glencairn, including the notes thereto, set out in the management information circular of Black Hawk dated September 11, 2003, available at www.sedar.com.

        During 2002 and 2001, Glencairn was primarily engaged in carrying out exploration on its mining properties. On October 31, 2002, Glencairn acquired the Bellavista Property and the development of this property has become the main focus of Glencairn.

        Effective December 31, 2002, Glencairn adopted the US dollar as its reporting currency since the majority of its revenues and costs are expected to be in US dollars. All financial information has been retroactively restated to reflect this change.

Results of Operations

Year ended December 31, 2002 compared to the year ended December 31, 2001

        The net loss in 2002 was $189,583 ($0.01 per share) compared to a net loss of $273,554 ($0.02 per share) in 2001. The 2001 loss has been restated to reflect a change in accounting policy relating to exploration expenditures. Previously, exploration costs were capitalized until claims lapsed or properties were abandoned. Under the new policy, exploration costs are charged to earnings as incurred until development potential has been established by the existence of proven and probable mineral reserves and the completion of an acceptable prefeasibility study. The effect of this change was to reduce net earnings in 2001 by $292,276 ($0.02 per share).

        General and administrative costs increased from $80,910 in 2001 to $349,875 in 2002, as a result of increased activity after the Bellavista Property acquisition.

        At December 31, 2002, Glencairn held an investment in Wheaton River Minerals Ltd. consisting of 1,191,113 common shares (compared to 1,741,113 in 2001). During 2002, this investment was reclassified to marketable securities, since the investment is being used as a source of working capital. The carrying value of the investment is $227,380 at December 31, 2002 (compared to $330,689 at December 31, 2001).

Year ended December 31, 2001 compared to the year ended December 31, 2000

        The net loss in 2001 was $273,554 ($0.02 per share) compared to a net loss of $235,120 ($0.02 per share) in 2000. The 2001 loss has been restated to reflect a change in accounting policy, which took place in 2002, relating to exploration expenditures. Previously, exploration costs were capitalized until claims lapsed or properties were abandoned. Under the new policy, exploration costs are charged to earnings as incurred until development potential has been established by the existence of proven and probable mineral reserves and the completion of an acceptable pre-feasibility study. The effect of this change was to reduce net earnings in 2001 by $292,276 ($0.02 per share) (no effect on 2000 year-end figures).

        General and administrative costs decreased from $115,539 in 2000 to $80,910 in 2001, mainly due to a decrease in management, consulting and professional fees.

        At December 31, 2001, Glencairn held a long-term investment in Wheaton River Minerals Ltd. consisting of 1,741,113 (compared to 2,126,613 at December 31, 2000) common shares. The carrying value of the investment was $330,689 at December 31, 2001 (compared to $402,513 at December 31, 2000).

Financial Condition, Liquidity and Capital Resources

Year ended December 31, 2002 compared to the year ended December 31, 2001

        At December 31, 2002, Glencairn had working capital of $1,321,899 (compared to $7,784 at December 31, 2001). At March 15, 2003 Glencairn had working capital of approximately $1.2 million. If marketable securities were carried at market value, which is not in accordance with generally accepted accounting principals, working capital at March 15, 2003 would have been approximately $2.2 million.

        During 2002, Glencairn raised $1,354,805 through the issuance of Glencairn common shares.

        Besides corporate general administrative costs, major expenditures included $351,215 to acquire the Bellavista Property, consisting of development expenditures in the amount of $132,518, an advance on a royalty on the project of $200,000 and net working capital in the amount of $18,697. Consideration for the purchase included $140,000 in cash, $204,175 in share consideration and acquisition costs in the amount of $7,040.

        Glencairn also posted a reclamation bond in the amount of $150,000 in respect of the Bellavista Property. In 2002, $298,252 was spent on Canadian Exploration Expenses. Year ended December 31, 2001 compared to the year ended December 31, 2000

        At December 31, 2001, Glencairn had working capital of $7,784 (December 31, 2000 —working capital deficiency of $25,631).

        Besides corporate general administrative costs, major expenditures during 2001 included $298,252 spent on Canadian Exploration Expenses, which qualify as a “flow-through mining expenditure “for purposes of the Income Tax Act (Canada) in respect of Doc Property. This money had been raised during the year through the issue of 1.9 million flow-through shares. In addition, Glencairn issued 2.5 million Glencairn common shares worth $235,463 during the year to acquire the Doc Property.

ITEM 7
MARKET FOR SECURITIES

        The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “GGG”.

ITEM 8
DIRECTORS AND OFFICERS

        The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at November 30, 2003.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Benefically Owned Directly or Indirectly or Over Which Control or Direction is Exercised
Kerry J. Knoll	President and Chief	President and Chief	1,527,724
Toronto, Ontario	Executive Officer. Director	Executive Officer of
	since April 22, 1987.	Glencairn.

Ian J. McDonald(2)	Chairman. Director since	Chairman of Glencairn.	1,310,574
Toronto, Ontario	June 18, 1992.

John Kalmet(3)(4)	Director since March 21,	Engineer.	125,000
Delta, British Columbia	2002.

Patrick J. Mars(1)(3)	Director since September	Business consultant since	20,000
Toronto, Ontario	26, 2002.	June 2001.

Colin K. Benner(3)(4)	Director since October 17,	President and Chief	165,758
Toronto, Ontario	2003.	Executive Officer of
		Breakwater Resources Ltd.

Donald K. Charter(2)	Director since October 17,	Chairman and Chief	--
Toronto, Ontario	2003.	Executive Officer of
		Dundee Securities
		Corporation. Executive
		Vice President of Dundee
		Wealth Management Inc. and
		Dundee Bancorp Inc.

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of Common Shares Benefically Owned Directly or Indirectly or Over Which Control or Direction is Exercised

Gordon F. Bub(1)(2)	Director since October 17,	President and Chief	848,846
Richmond Hill, Ontario	2003.	Executive Officer of Gold
		Hawk Resources Inc.

John Bracale(1)(4)	Director since October 17,	Vice President, Latin	300,333
Fort Lauderdale, Florida	2003.	America and Corporate
		Logistics, Breakwater
		Resources Ltd.

Peter Tredger	Executive Vice President.	Engineer.	167,605
Richmond, British Columbia

T. Derek Price	Vice President, Finance and	Vice President, Finance	111,111
Vancouver, British Columbia	Chief Financial Officer.	and Chief Financial
		Officer of Glencarin

Dunham Craig	Vice President, Corporate	Vice President, Corporate	90,000
West Vancouver, British	Development.	Development of Glencairn.
Columbia

Gerald Gauthier	Vice President, Operations.	Vice President, Operations	30,000
Toronto, Ontario		of Glencairn.

Michael B. Gareau	Vice President, Exploration.		88,558
Burlington, Ontario		Vice President, Exploration of Glencairn.

Lorna D. MacGillivray	Corporate Secretary and	Corporate Secretary and	--
Toronto, Ontario	General Counsel.	General Counsel of
		Glencairn

(1)	Audit Committee
(2)	Corporate Governance Committee
(3)	Compensation Committee
(4)	Safety and Environmental Concerns Committee

        Each of the foregoing individuals has held his present principal occupation or other office or position with me firm set opposite his name for the past five years, except for: Mr. Knoll who was Co-Chairman of the Company May 2002 to December 2002 and prior thereto, from 1991 to October 2001, was Vice President, Investor Relations of Wheaton River; Mr. McDonald who, from May 2002 to December 2002 was Co-Chairman of the Company and, prior thereto, 990 to October 2001, was Chief Executive Officer of Wheaton River; Mr. Kalmet who, from February 1996 to October was President of Wheaton River; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First on Securities (UK) Ltd. (later acquired by National Bank of Canada) and prior thereto, from June 1997 to May was Chief Executive Officer of Anvil Range Mining Co. and prior thereto, from December 1995 to December 1998, Chairman and Chief Executive Officer of Chivor Emerald Corp.; and Mr. Bub who, from November 2001 to October 2003, was self-employed and prior to November 2001, was Chairman and Chief Executive Officer of Breakwater Resources Ltd. edger who, from July 1993 to September 2001, was Vice President of Wheaton River; Mr. Price who, from 1997 to 2003, was Vice President, Finance and Chief Financial Officer of Wheaton River; Mr. Craig who, from May 2002 to December 1, 2002 was President of Glencairn and prior thereto, from August 1993 to August 2002, was Vice

President, Exploration and Corporate Development of Wheaton River; Mr. Gauthier who, from May 2002 to December 2002, was Vice President, Mining of Conquest Resources Ltd., and prior thereto, from May 1999 to October 2001, was President and Chief Executive Officer of United Keno Hill Minerals Ltd. and prior thereto, from September 1994 to March 1999, was Chief Operating Officer of Santa Cruz Group; and Mr. Gareau who, from June 1998 to October 2003, was Vice President, Exploration of Black Hawk; and Ms. MacGillivray who was Vice President, Secretary and General Counsel of Campbell Resources Inc. until December 2003.

        As at November 30, 2003, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,760,509 common shares, representing approximately 4.6% of the total number of Glencairn common shares outstanding.

Corporate Cease Trade Orders or Bankruptcies

        No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Conflicts of Interest

        To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

        The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 9
ADDITIONAL INFORMATION

        The Company will also provide to any person upon request to the Chief Financial Officer of the Company:

(a)	when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been filed for any period subsequent to its most recently completed financial year;

(iii)	one copy of the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)	at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

        Additional information, including directors’ and officers’ remuneration and indebtedness and interests of insiders in material transactions, as applicable, is contained in the Company’s management information circular dated December 12, 2003. Additional financial information is provided in the Company’s consolidated comparative audited financial statements for the fiscal year ended December 31, 2002.

GLOSSARY OF MINING TERMS

        The following is a glossary of terms used in this initial annual information form:

“andesite”	A dark coloured, fine grained extrusive rock, the extrusive equivalent of diorite.

“argentite”	An important ore of silver, Ag2S.

“assay”	An analysis to determine the presence, absence or concentration of one or more chemical components.

“basalt”	A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.

“base metal”	A metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

“basin”	An area in which sediments accumulate.

“bed”	The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below.

“bedrock”	Solid rock underlying surficial deposits.

“belt”	A specific elongate area defined by unique geologic characteristics.

“breccia”	A rock dominated with angular fragments within a finer-grained matrix.

“carbonate”	A rock composed principally of calcium carbonate (CaCO3).

“cut-off grade”	The minimum metal grade at which a tonne of rock can be processed on an economic basis.

“cyanidation”	A process of extracting gold and silver from their ores by treatment with dilute solutions of potassium cyanide or sodium cyanide.

“deposit”	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.

“development stage”	A company is in the development stage when it is engaged in the development of an established commercially mineable deposit (mineral reserves) which is not in the production stage.

“diorite”	An igneous rock that is composed primarily of sodium feldspar and mafic minerals with little or no quartz.

“dip"	The angle at which a bed is inclined from the horizontal.

“displacement”	Relative movement of rock on opposite side of a fault.

“doré”	A mixture of gold and silver, with minor other constituents, produced by smelting the material from the electrowinning cells. Doré requires further refining, generally not done at a mine site, to yield gold and silver.

“drusy”	Pertaining to an insoluble residue or encrustation, especially of quartz crystals.

“dyke”	A tabular body of igneous rock cross cutting the host strata at a high angle.

“electrum”	A part of the series isometric native gold-silver (Au-Ag); deep to pale yellow; argentiferous gold containing more than 20% silver.

“epithermal”	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

“feasibility study”	Engineering study that is designed to define the technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings. The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.

“felsic”	Igneous rock composed principally of feldspars and quartz.

“g Au/t”	Grams of gold per metric tonne.

“gold equivalent ounces”	Gold equivalent ounces represents gold ounces plus silver ounces computed into gold ounces.

“grade”	(1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore or metal content.

“granite”	A medium to coarse grained felsic intrusive rock.

“hectare”	An area contained by a square of 100 metres.

“ignimbrite”	The rock formed by the widespread deposition and consolidation of ash flows.

“intrusive”	Said of an igneous rock that invades older rocks.

“illite”	A general term for a group of three-layer, mica like clays widely distributed in argillaceous sediments and derived soils; intermediate in composition and structure between muscovite and montmorillonite.

“Induced Polarization”	A method of ground geophysical surveying using an electrical current to identify mineralization.

“kaolinite”	A monoclinic mineral formed by hydrothermal alteration or weathering of aluminosilicates, especially feldspars; formerly called kaolin.

“kilometre”	One kilometre = 0.62 miles.

“lens”	A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

“limestone”	A carbonate-rich sedimentary rock.

“Mafic”	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

“metamorphosed/ metamorphic”	A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

“metasedimentary”	A sediment or sedimentary rock that shows evidence of having been subjected to metamorphism

“metavolcanic”	Said of partly metamorphosed volcanic rock.

“metre”	One metre = 3.28 feet.

“mill”	A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

“mineralization”	The concentration of minerals within a body of rock.

“mineralized material”	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes legal and economic feasibility.

“mineral reserves”	A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: Anindicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“mining claim/ mineral claim”	That portion of public or private mineral lands which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

“net smelter return”	A phrase used to describe a royalty payment made by a producer of metals based on gross royalty/NSR” metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“ore”	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

“ounces”	Troy ounces = 31.103 grams.

“outcrop”	An exposure of bedrock at the surface.

“Phyllite”	A metamorphic rock, intermediate in grade between slate and mica schist. Phyllites commonly exhibit corrugated cleavage surfaces.

“polybasite”	A monoclinic mineral (Ag,Cu)16Sb2S11; forms in low-temperature veins; a source of silver.

“pre-feasibility study”	A preliminary engineering study used to develop estimates of amounts of the mineralized materials, metallurgical recoveries and project economics. Cost estimates and engineering parameters are not considered of sufficient accuracy for final decision-making.

“prospect”	An area in which potential is suggested for economic mineralization.

“pyrite”	Iron sulfide (FeS2).

“pyroclastic”	Detrital volcanic materials that have been explosively ejected from a volcanic vent.

“quartz”	A mineral composed of silicon dioxide.

“reclamation”	The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

“refining”	The final stage of metal production in which impurities are removed from the molten metal.

“rhyolite”	A group of extrusive igneous rocks commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

“sandstone”	A rock consisting of cemented grains of rock or mineral which are 0.05 to 2 millimetres in diametre, set in a matrix of silt or clay.

“schist”	A strongly foliated metamorphic rock.

“sediment”	Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“slate”	A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.

“Smectite”	Any clay mineral with swelling properties.

“stockwork”	A network of usually quartz veinlets diffused in the original rock.

“strike”	Direction or trend of a geologic structure.

“stromeyerite”	A copper-silver mineral (AgCuS).

“structural”	Pertaining to geological structure.

“sulfide”	A group of minerals in which one or more metals are found in combination with sulfur.

“tonne”	One tonne = 1,000 kilograms = 2204.6 pounds.

“vein”	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

“volcanic”	Rocks originating from volcanic activity.

“zinc precipitation”	The use of fine zinc dust for the precipitation of gold and silver from the cyanide solution in a gold cyanidation circuit.